Filed by ABN AMRO Holding N.V.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:
ABN AMRO Holding N.V.
Commission File Number: 001-14624

SHAREHOLDERS' CIRCULAR

INCLUDING THE REASONED OPINION OF THE MANAGING BOARD AND SUPERVISORY BOARD OF ABN AMRO HOLDING N.V. AND OTHER INFORMATION IN ACCORDANCE WITH SECTION 9Q PARAGRAPH 2 BTE 1995

16 SEPTEMBER 2007

For the extraordinary meeting of shareholders of ABN AMRO Holding N.V.
To be held on September 20, 2007
At 10:30 hours Amsterdam time
At De Doelen in Rotterdam

IMPORTANT INFORMATION

In addition to terms defined elsewhere in this shareholders' circular, the definitions set out under paragraph 9 ("Definitions") apply to defined terms throughout this shareholders' circular, unless the contrary intention appears.

This shareholders' circular is intended solely for shareholders of ABN AMRO in connection with the Barclays Offer and the Consortium Offer.

Copies of this shareholders' circular are available at ABN AMRO's website (www.abnamro.com) and also for inspection at the offices of ABN AMRO. Copies can be obtained free of charge by contacting ABN AMRO via email at corporate.communications@nl.abnamro.com or by telephone on +3120 6281111.

This shareholders' circular is qualified in its entirety by, and should be read in conjunction with, the more detailed information contained in the Barclays Offer Documentation and the Consortium Offer Documentation and in conjunction with all information and announcements regarding the Barclays Offer and the Consortium Offer as posted on ABN AMRO's website (www.abnamro.com), the website of Barclays (www.barclays.com) and the websites of the members of the Consortium (www.fortis.com, www.rbs.com, www.santander.com).

The information contained in this shareholders' circular reflects the situation as of the date of this shareholders' circular. ABN AMRO expressly disclaims any obligation or undertaking to update, amend or supplement the information contained herein in any way to reflect facts or circumstances arising or occurring after such date, except as may be required by applicable securities law.

1.      LETTER TO SHAREHOLDERS

Dear Shareholder,

With the Barclays Offer and the Consortium Offer both launched, our shareholders now have two value creating alternatives to choose between. We are at a cross-roads in the history of ABN AMRO and therefore find it extremely important to share with you our views and considerations, both in this shareholders' circular and at the ABN AMRO Shareholders' Meeting.

This shareholders' circular provides you further and updated information about the Offers that have been made for ABN AMRO by Barclays and by the Consortium. It also contains a reasoned opinion, which updates the reasoned opinion of the ABN AMRO Managing Board and the ABN AMRO Supervisory Board, as first published on July 30, 2007.

The current situation with two Offers for ABN AMRO evolved from a decision making process that has been ongoing for a number of years. We have regularly reviewed the strategic growth objectives of ABN AMRO and how we could achieve them. In addition to the 'stand-alone' option with smaller add-on acquisitions or disposals, we reviewed the possibility of merging with another European bank as large as, or larger than, ABN AMRO and have held exploratory discussions with a number of such institutions. The possibility of a sale of LaSalle was also repeatedly discussed by the ABN AMRO Managing Board and the ABN AMRO Supervisory Board.

Amid changes in the banking industry resulting from continued globalization, the emergence of new markets and product categories, increasing regulatory interventions and changing business models because of technological innovation and increased outsourcing and off-shoring, we expect banks to become bigger, more complex and more international. Against the backdrop of increasing consolidation in the global financial industry, we regularly held discussions with a number of European banks about the ability to join forces and lead the way in the next wave of expected consolidation in the banking industry.

In the first quarter of this year, the ABN AMRO Boards, after carefully reviewing all alternatives, made a conscious decision to pursue opportunities beyond the stand-alone scenario and to intensify talks with a number of previously identified potential merger partners, enabling us to reach our strategic goal of becoming a top 5 European bank by market capitalization. This process was accelerated after receipt of the letter from TCI on February 20, 2007 and after other shareholders expressed support for a review of the strategic direction of ABN AMRO. It soon became apparent that a combination with Barclays would meet our strategic goals, generate value for our shareholders and create a strong business case going forward in the interest of all stakeholders beyond a stand-alone future. The discussions with Barclays resulted in the announcement on March 19, 2007 that ABN AMRO was in exclusive discussions with Barclays about a potential combination and the announcement on April 23, 2007 that ABN AMRO and Barclays had reached agreement on a combination. On the same date, we announced the sale of LaSalle to Bank of America.

After the first announcement that ABN AMRO was in exclusive discussions with Barclays, the Consortium expressed its interest in acquiring ABN AMRO. ABN AMRO had discussed in the past the possibility of selling certain assets to members of the Consortium, but had not discussed the strategic future of ABN AMRO as a whole. Initially, the Consortium Offer concerning ABN AMRO included LaSalle. Because of our contractual obligations with Bank of America and Barclays, we were restrained from entering into detailed discussions with the Consortium as long as the Consortium Offer included LaSalle, but did provide them the same due diligence information as was provided to Barclays.

After the ruling of the Supreme Court of The Netherlands on July 13, 2007 that ABN AMRO could proceed with the sale of LaSalle without shareholders’ vote and the subsequent announcement of the Consortium that it intended to launch an offer for ABN AMRO excluding LaSalle, we could enter into more detailed discussions with the Consortium. Numerous meetings between the ABN AMRO Managing Board members and senior business representatives of ABN AMRO and their counterparties at the Consortium members have been held during recent weeks.

The Consortium Offer was formally launched on July 21, 2007 and the revised Barclays Offer on August 6, 2007. The ABN AMRO Managing Board and the ABN AMRO Supervisory Board have continued to compare the Offers with the stand-alone scenario, as well as a 'managed break-up' alternative. However, based on the situation today, we are of the opinion that the current Offers are superior for shareholders and other stakeholders of ABN AMRO, in particular when taking into account the execution risks of the alternative scenarios for shareholders.

During the entire process, the ABN AMRO Boards have carefully managed the complex situation  faced by them, weighing all options while retaining and improving both Offers and ensuring a level playing field. At the same time, the ABN AMRO Boards remained focussed on the ABN AMRO business, its clients and employees. We will continue to do so going forward and will support the transition of ABN AMRO under each Offer.

Yours sincerely,

Rijkman Groenink
Chairman of the ABN AMRO Managing Board

Arthur Martinez
Chairman of the ABN AMRO Supervisory Board

2.      INTRODUCTION

This shareholders' circular has been published by ABN AMRO to provide information to its shareholders on the Barclays Offer and the Consortium Offer as required by section 9q paragraph 2 Bte 1995.

The ABN AMRO Managing Board and the ABN AMRO Supervisory Board published an offer update on July 30, 2007 that included the reasoned opinion (gemotiveerde standpuntbepaling) of the ABN AMRO Managing Board and the ABN AMRO Supervisory Board in respect of the proposed Barclays Offer and the Consortium Offer at that time.

On August 6, 2007 Barclays formally launched its Offer. Both the Barclays Offer and the Consortium Offer have further evolved with a number of the conditions of the Offers having been fulfilled. Since the publication of the initial reasoned opinion, ABN AMRO senior management has engaged with representatives of both Barclays and the Consortium. The ABN AMRO Managing Board and the ABN AMRO Supervisory Board have, together with their financial and legal advisors, further reviewed, considered and discussed the Barclays Offer and the Consortium Offer with a view to coming to a reasoned opinion on both Offers taking into account the best interests of ABN AMRO's shareholders and other stakeholders.

The reasoned opinion of the ABN AMRO Managing Board and the ABN AMRO Supervisory Board in accordance with section 9q paragraph 2 under a Bte 1995 at the date of this shareholders' circular is contained below in paragraph 6 ("Reasoned Opinion").

3.      OFFERS

Barclays Offer

Under the Barclays Offer that was made on August 6, 2007:

•	ABN AMRO shareholders tendering their ABN AMRO ordinary shares will be offered 2.13 Barclays ordinary shares and an amount of € 13.15 in cash for each ABN AMRO ordinary share;

•
ABN AMRO ADSs Holders tendering their ABN AMRO ADSs will be offered 0.5325 Barclays ADSs and € 13.15 in cash (paid in U.S. Dollar) for each ABN AMRO ADS. The cash consideration paid in respect of each ABN AMRO ADS will be U.S. dollars, based on the conversion of the Euro consideration into US dollars, net of any applicable fees and expenses, at the average exchange rate obtainable by The Bank of New York, as the ADS exchange agent, for the five business days preceding the date on which the cash consideration is received by the ADS exchange agent for delivery in respect of such ABN AMRO ADSs;

•	ABN AMRO shareholders tendering their Formerly Convertible Preference Finance Shares will be paid in respect of each Formerly Convertible Preference Finance Share an amount in cash equal to € 27.65;

•
ABN AMRO shareholders tendering their DR Preference Shares may elect to receive either € 0.59 in cash for each DR Preference Share or 0.59 of a Barclays preference share for each DR Preference Share; and

•
the Barclays Offer is subject to the terms and conditions described in the Barclays Offer Documentation, including the possibility of an adjustment of the consideration offered by Barclays to reflect certain capital raisings or capital returns made by either Barclays or ABN

AMRO prior to settlement date of the Barclays Offer. In addition, ABN AMRO ordinary shareholders and ABN AMRO ADSs Holders may under the Barclays mix and match facility elect to change the proportions in which they receive Barclays ordinary shares or Barclays ADSs and cash in respect of their ABN AMRO ordinary shares or ABN AMRO ADSs tendered under the Barclays Offer. Please see section 5 of the Barclays Offer Memorandum for more detailed information.

The information in this subparagraph on the Barclays Offer is not complete and additional information is contained in the Barclays Offer Documentation. The Barclays Offer Memorandum contains a summary of the Barclays Offer in section 4.

The Barclays Offer is described in:

•
the offer memorandum dated August 6, 2007 by Barclays for (i) all the issued and outstanding ABN AMRO ordinary shares with a nominal value of € 0.56, (ii) all the issued and outstanding ABN AMRO ADSs, (iii) all the issued and outstanding DR Preference Shares and (iv) all the issued and outstanding Formerly Convertible Preference Finance Shares;

•
the prospectus made available by Barclays dated August 6, 2007 relating to the proposed issue of up to 4,901,278,058 new ordinary shares and up to 808,191,360 new preference shares in Barclays in connection with the proposed merger with ABN AMRO and application for admission of up to 4,901,278,058 new ordinary shares in Barclays to the Official List and to trading on the London Stock Exchange's main market for listed securities;

•
the prospectus made available by Barclays (Netherlands) N.V. related to the offering of up to 2,500,000,000 existing ordinary shares in Barclays (Netherlands) N.V. with a nominal value of € 0.12 each in connection with the proposed issue of up to 4,901,278,058 new ordinary shares in Barclays in connection with the proposed merger with ABN AMRO;

•
the shareholders' circular and notices of extraordinary general meeting of Barclays and ordinary shareholder class meeting of Barclays made available by Barclays dated August 6, 2007 in relation to the proposed merger with ABN AMRO;

•	interim financial information of Barclays (Netherlands) N.V. for the period May 2 to May 31, 2007 (incorporated by reference into Barclays (Netherlands) N.V. prospectus);

•	the U.S. offer document/prospectus dated August 6, 2007 included in the registration statement Form F-4 as filed by Barclays with the SEC on August 3, 2007;

•	the U.S. offer document/prospectus dated August 6, 2007 included in the registration statement on Form F-4 filed by Barclays with the SEC on August 6, 2007, as amended and supplemented;

•	the U.S. tender offer statement on Schedule TO dated August 7, 2007 filed by Barclays with the SEC on August 7, 2007, as amended; and

•	other documents or announcements in relation to the Barclays Offer available on the websites of Barclays (www.barclays.com) and/or the website of ABN AMRO (www.abnamro.com),

these documents are together referred to as the "Barclays Offer Documentation".

The Barclays Offer acceptance period began at 09:00 hours Amsterdam time, on August 7, 2007 and ends, subject to extension in accordance with article 9o, paragraph 5 Bte 1995 and the Securities Act rules, on October 4, 2007, 15:00 hours Amsterdam time.

Consortium Offer

Under the Consortium Offer that was made by the Consortium on July 21, 2007:

 •     ABN AMRO shareholders and holders of ABN AMRO ADSs tendering their ABN AMRO ordinary shares or their ABN AMRO ADSs are offered (i) € 35.60 in cash and (ii) 0.296RBS ordinary shares for each ABN AMRO ordinary share and each ABN AMRO ADS;

•	ABN AMRO shareholders tendering their Formerly Convertible Preference Finance Sharesare offered € 27.65 in cash for each Formerly Convertible Preference Finance Share; and

•
the Consortium Offer is subject to the terms and conditions described in the Consortium Offer Documentation. The Consortium Offer Documentation provides that the consideration offered by the Consortium would be reduced by an amount, in the case of an interim (cash or share) dividend in respect of 2007 in excess of € 0.55 per ABN AMRO ordinary share, equal to such excess (before deduction of any applicable withholding taxes). On July 30, 2007 ABN AMRO announced that its interim dividend 2007 would amount to € 0.58. ABN AMRO and the Consortium have agreed that the consideration offered by the Consortium would nevertheless not be adjusted downwards.

The information in this subparagraph on the Consortium Offer is not complete and additional information is contained in the Consortium Offer Documentation. The Consortium Offer Memorandum contains a summary of the Offer in section 5. The offer for the Formerly Convertible Preference Finance Shares is described in section 7 of the Consortium Preference Shares Offer Memorandum.

The Consortium Offer is described in:

•
the offer memorandum and listing particulars dated July 20, 2007 made available by RFS Holdings in relation to the public offer by RFS Holdings for (i) all the issued and outstanding ABN AMRO ordinary shares with a nominal value € 0.56 and (ii) all the issued and outstanding ABN AMRO ADSs;

•	the offer memorandum made available by RFS Holdings dated July 20, 2007 in relation to all Formerly Convertible Preference Finance Shares;

•
the prospectus of RBS dated July 20, 2007 in relation to the proposed issue of up to 556,143,700 ordinary shares of 25 pence each in RBS and the proposed admission of up to 556,143,700 ordinary shares in RBS to trading on the market for listed securities of the London Stock Exchange;

•
the supplementary prospectus to the prospectus of RBS dated July 20, 2007 in relation to the proposed issue of up to 556,143,700 ordinary shares of 25 pence each in RBS and the proposed admission of up to 556,143,700 ordinary shares in RBS to trading on the market for listed securities of the London Stock Exchange;

•	the circular to RBS shareholders made available by RBS dated July 20, 2007;

•	the U.S offer document/prospectus dated July 20, 2007 included in the registration statement on Form F-4 filed by RBS with the SEC on July 20, 2007, as amended;

•	the U.S. tender offer statement on Schedule TO dated July 23, 2007 filed by the Consortium with the SEC on July 23, 2007; and

•
other documents or announcements in relation to the Consortium Offer available on the websites of RBS (www.rbs.com), Fortis (www.fortis.com) and Santander (www.santander.com) and/or the website of ABN AMRO (www.abnamro.com), these documents are together referred to as the "Consortium Offer Documentation".

The Consortium Offer acceptance period began on July 23, 2007 and ends, subject to extension in accordance with article 9o, paragraph 5 Bte 1995 and the Securities Act rules, on October 5, 2007, 15:00 hours Amsterdam time.

4.      BACKGROUND TO THE OFFERS

Discussions between ABN AMRO and Barclays

The ABN AMRO Managing Board and the ABN AMRO Supervisory Board have reviewed regularly ABN AMRO's strategic growth objectives and the means by which it may achieve these objectives, including potential business acquisitions and combinations. In particular, the ABN AMRO Managing Board and the ABN AMRO Supervisory Board examined how ABN AMRO might execute its strategy of becoming a top five European bank by market capitalization. In addition to the "standalone" option, including growth through the acquisition of smaller banking operations, the option of merging with another European financial institution as large or larger than ABN AMRO has been part of the strategic agenda of the ABN AMRO Managing Board and the ABN AMRO Supervisory Board. In this context, the Chairman of the ABN AMRO Managing Board, Mr. Groenink, and the Chief Executive Officer of Barclays, Mr. Varley, have had regular contact over the past few years.

On March 18, 2005, Mr. Groenink and Mr. Varley met to discuss the possibility of a business combination in connection with ABN AMRO's continuing review of its business and prospects. In advance of the meeting, ABN AMRO and Barclays separately carried out an analysis which covered, amongst other things, strategic and financial rationale for a possible combination, an impact and contribution analysis and high level synergies. The discussions between Mr. Groenink and Mr. Varley were continued at a meeting on November 23, 2005.

On December 7, 2005 and January 20, 2006, Mr. Groenink and Mr. Varley discussed the principles under which the parties would be willing to consider a business combination transaction. On March 3, 2006, another meeting was held between Mr. Groenink and Mr. Varley, at which they agreed to exchange position papers on a potential combination. ABN AMRO's position paper was sent to Barclays on March 24, 2006 and a paper from Barclays was received by ABN AMRO shortly thereafter. Following the exchange of position papers, Mr. Groenink and Mr. Varley met on May 4, 2006 to discuss the potential strategy, vision and culture of a combined entity.

The Barclays Board, the ABN AMRO Managing Board and the ABN AMRO Supervisory Board separately concluded that a business combination transaction between Barclays and ABN AMRO was strategically attractive. During the ABN AMRO Supervisory Board annual strategy discussion on July 27 and 28, 2006, different merger of equals options were discussed, as well as the "standalone" option with growth through the acquisition of smaller banking operations and the option of combining with another European financial institution that was as large or larger than ABN AMRO. At the end of the discussion, the ABN AMRO Supervisory Board determined that in the case of a merger with ABN AMRO as a junior partner, a combination with Barclays was one of its preferred options. During the remainder of 2006 and first quarter of 2007, the ABN AMRO Managing Board and the ABN AMRO Supervisory Board continued to discuss these strategic options. The Barclays Board also concluded that ABN AMRO was an attractive merger partner in its strategy meeting on November 16, 2006. Mr. Groenink and Mr. Varley continued to have informal contacts to explore the potential of a combination.

ABN AMRO also discussed with ING Group the possibility of a combination of their businesses. During the period between December 2006 and March 2007, Mr. Groenink had several discussions with Mr. Michel Tilmant, Chairman of the Executive Committee of ING Group on the possibility of a transaction. Ultimately, however, the parties discontinued discussions when a transaction became less attractive as ABN AMRO's share price increased significantly, while ING's share price declined.

ABN AMRO initiated talks leading to the current proposed combination with Barclays when, on February 8, 2007, Mr. Groenink and Mr. Varley met to discuss the key principles that would guide any potential combination discussion between ABN AMRO and Barclays. These discussions were continued on February 27, 2007.

On February 22, 2007, the ABN AMRO Managing Board engaged Morgan Stanley to act as its financial advisor in connection with the potential strategic options outlined above, including a possible combination with Barclays. Subsequently, in connection with Morgan Stanley's engagement, the ABN AMRO Managing Board requested that Morgan Stanley evaluate the fairness, from a financial point of view, to holders of ABN AMRO ordinary shares (other than Barclays and its affiliates) of the exchange ratio to be received by holders of ABN AMRO ordinary shares pursuant to the combination solely in their capacity as ordinary shareholders of ABN AMRO.

Also, on February 22, 2007, UBS Limited was engaged by the ABN AMRO Managing Board as financial advisor in connection with the potential strategic options outlined above. Subsequently, in connection with UBS's engagement, the ABN AMRO Managing Board requested that UBS evaluate the fairness, from a financial point of view, of the exchange ratio to holders of ABN AMRO ordinary shares, excluding Barclays and its affiliates.

The ABN AMRO Managing Board also engaged Lehman Brothers Europe Limited on February 22, 2007 to act as its financial advisor in connection with the potential strategic options outlined above. Lehman Brothers' advisory role has centered around the synergies of the proposed combination, potential investor and market reactions and listing considerations.

NM Rothschild & Sons was appointed by the ABN AMRO Managing Board in February 2007 to advise on the viability of alternatives to a combination with another European financial institution as large or larger than ABN AMRO. ABN AMRO Corporate Finance provided initial advice on the general strategic options available to ABN AMRO. ABN AMRO Hoare Govett was retained to act as corporate broker in connection with strategic matters in February 2007 and subsequently in connection with the proposed exchange offer by Barclays for ABN AMRO ordinary shares and ABN AMRO ADSs.

Also during February 2007, the ABN AMRO Managing Board retained Allen & Overy LLP, Davis Polk & Wardwell and NautaDutilh N.V. to provide it with legal advice in connection with strategic matters and subsequently retained them to advise on the Barclays transaction.

During February 2007, the Barclays Board requested that JPMorgan Cazenove Limited act as corporate broker, and Lazard & Co., Limited act as financial advisor, in connection with a proposed combination with ABN AMRO. In March 2007, Barclays Capital, Citigroup Global Markets Limited, Credit Suisse Securities (Europe) Limited, Deutsche Bank AG and JPMorgan Cazenove Limited were also contacted to act as financial advisors in connection with the proposed combination with ABN AMRO.

At its meeting on March 14, 2007, the ABN AMRO Supervisory Board approved the initiation of negotiations with Barclays with a view to a potential combination.

On March 16, 2007, Mr. Groenink called Mr. Varley to confirm that he was available to investigate a combination of ABN AMRO and Barclays. On March 18, 2007, senior management of ABN AMRO and Barclays, including Mr. Boumeester, a member of the ABN AMRO Managing Board, and Mr. Naguib Kheraj, then Group Finance Director of Barclays met to commence exploratory discussions on the terms of any transaction as well as the terms of a confidentiality and exclusivity agreement. Subsequently, Mr. Groenink informed Mr. Nout Wellink, President of the DNB, about the possibility of a combination transaction and Barclays kept the FSA informed about the status of discussions.

On March 19, 2007, ABN AMRO and Barclays issued a press release to confirm that they were in exclusive preliminary discussions concerning a potential combination.

On March 20, 2007, ABN AMRO and Barclays announced the principles of any potential combination between them.

On March 21, 2007, ABN AMRO entered into a confidentiality, exclusivity and standstill agreement with Barclays. In addition to customary confidentiality provisions, this agreement provided that neither ABN AMRO nor Barclays would solicit any offer from a third party for all or a significant part of their respective assets or shares until April 18, 2007. If such an offer was received in good faith from a third party, however, the agreement provided that either the ABN AMRO Managing Board and the ABN AMRO Supervisory Board or the Barclays Board, as the case may be, could enter into discussions with such third party if required to do so by their fiduciary duties. Additionally, the agreement permitted either party to have contacts with a third party to understand the contents of any good faith indication of interest by such third party.

On March 21, 2007, the ABN AMRO Supervisory Board engaged Stibbe N.V. to provide it with independent Dutch legal advice.

On March 22, 2007, representatives of ABN AMRO and Barclays together with their respective financial advisors met to discuss the organization of the work streams for any potential combination.

On March 23, 2007, Mr. Groenink and Mr. Varley met to substantiate further aspects of the five broad principles indicated in the press release of March 20, 2007 and to discuss the organization of the process going forward.

On March 24, 2007, members of the senior management of ABN AMRO met with members of senior management of Barclays in London. The parties exchanged information on their respective businesses and discussed the process and timing for due diligence.

On March 26, 2007, the ABN AMRO Supervisory Board created an ad hoc advisory committee, composed of Mr. Martinez, Mr. Olijslager and Mr. van den Bergh in order to advise the ABN AMRO Supervisory Board on decisions to be taken in the context of the discussions with Barclays or other banks, the actions of activist shareholders and the upcoming shareholders' meeting. In April 2007, the ad hoc committee met several times to prepare for the ABN AMRO Supervisory Board meetings.

From March 26, 2007 to March 30, 2007 representatives from the various business units of ABN AMRO and Barclays first met to conduct due diligence, including an examination of the potential synergies that may result from a combination. Additional synergy validation and due diligence on specific topics continued through April 19, 2007.

On March 27, 2007, representatives of ABN AMRO and Barclays, together with representatives of their respective financial, legal and tax advisors, met in Amsterdam to discuss the potential legal, regulatory and tax structures of any combination.

On March 30, 2007, Mr. Groenink and Mr. Varley met to advance agreement on the details of the transaction.

On April 3, 2007, Mr. Groenink and Mr. Varley met with representatives of the DNB. At this meeting the parties jointly presented their intentions for, and the anticipated benefits of, the proposed combination. The ABN AMRO Supervisory Board also met on April 3, 2007 and April 11, 2007 to discuss the latest developments in the negotiations with Barclays.

From April 3, 2007 to April 16, 2007, the ABN AMRO Managing Board's legal advisors engaged in a number of discussions, in person in Amsterdam and London and on the telephone, with Barclays' legal advisors on certain terms of a draft Merger Protocol. Several of these meetings were attended by Mr. Boumeester and Mr. Kheraj.

Between April 4, 2007 and April 21, 2007, representatives of ABN AMRO's financial advisors met with representatives of Barclays financial advisors to discuss the methodologies to be used in the determination of any potential exchange ratio.

On April 12, 2007, the ABN AMRO Supervisory Board engaged Goldman Sachs International to undertake a study as to the fairness of any proposed combination with Barclays.

On April 13, 2007, Mr. Groenink and Mr. Martinez received a letter from the Consortium, expressing the Consortium's interest in making an alternative proposal for ABN AMRO and requesting, among other things, access to the same diligence information that Barclays had received.

On April 15, 2007, a committee was established by the Barclays Board for the purpose of the transaction. During April 2007, the Barclays Board or the committee met frequently to receive updates on the status of the discussions with ABN AMRO from those members of the Barclays Board involved in the day-to-day negotiations.

On April 16, 2007, Mr. Groenink and Mr. Varley met to discuss the progress to date and to evaluate the necessity of extending the initial exclusivity agreement. On April 17, 2007, ABN AMRO and Barclays separately announced that they had agreed to extend the exclusivity period. The ABN AMRO Supervisory Board also met and received an update on April 17, 2007. On April 18, 2007, Mr. Groenink and Mr. Varley met, and at this meeting, Mr. Varley gave an update on his meetings with the ABN AMRO Managing Board members during the course of the preceding days.

On the evening of April 20, 2007, Mr. Boumeester informed Mr. Kheraj of Bank of America's proposal to acquire LaSalle from ABN AMRO prior to a potential combination of ABN AMRO and Barclays.

On April 21, 2007, Mr. Groenink and Mr. Varley discussed Bank of America's proposal to acquire LaSalle from ABN AMRO prior to a potential combination of ABN AMRO and Barclays and the potential impact of this sale on any potential exchange ratio.

Representatives of ABN AMRO and Barclays and their respective advisors met on a number of occasions in Amsterdam on April 21 and 22, 2007 to discuss further the draft Merger Protocol.

On the evening of April 21, 2007, Mr. Groenink and Mr. Boumeester met with Mr. Varley and Mr. Kheraj in Amsterdam to agree the terms of the proposed combination with Barclays, including the exchange ratio of 3.225 Barclays ordinary shares for each ABN AMRO ordinary share.

During March and April 2007, the ABN AMRO Managing Board met frequently and received updates on the status of the discussions with Barclays from those members of the ABN AMRO Managing Board involved in the day-to-day negotiations. As noted above, the ABN AMRO Supervisory Board and the ad hoc committee had also held several meetings during this time frame.

During the course of the day on April 22, 2007 the ABN AMRO Managing Board and the ABN AMRO Supervisory Board met throughout the day both together and separately to discuss the evolving terms of the proposed transaction with Barclays, the proposed sale of LaSalle to Bank of America Corporation (see "The Sale of LaSalle" below) and the contents of the letter that had been received from the Consortium.

During that day, Mr. Groenink updated the ABN AMRO Managing Board on the negotiations with Barclays several times. Representatives from NautaDutilh N.V., Allen & Overy LLP and Davis Polk & Wardwell were also present to brief the ABN AMRO Managing Board members on the terms of the draft Merger Protocol. Representatives from UBS delivered to the ABN AMRO Managing Board an oral opinion, confirmed by delivery of a written opinion, dated April 22, 2007, to the effect that, as of that date and based on and subject to various assumptions made, matters considered and limitations described in the opinion, the exchange ratio of 3.225 Barclays ordinary shares for each ABN AMRO ordinary share tendered pursuant to the offer, to be received by holders of ABN AMRO ordinary shares, other than Barclays and its affiliates, was fair, from a financial point of view, to such holders. Representatives from Morgan Stanley reviewed its financial analyses and rendered to the ABN AMRO Managing Board its oral opinion, which was subsequently confirmed in writing and dated April 22, 2007, to the effect that, as of that date and based upon and subject to the various considerations set forth in the opinion, the exchange ratio set forth pursuant to the proposed Merger Protocol was fair, from a financial point of view, to the holders of ABN AMRO ordinary shares, other than Barclays and its affiliates, solely in their capacity as ABN AMRO ordinary shareholders. At its last meeting of the day, having considered a number of factors, including the due diligence findings, merger benefits and financial analysis, the ABN AMRO Managing Board resolved unanimously to recommend to the ABN AMRO Supervisory Board to accept the offer for ABN AMRO from Barclays and to recommend the same to ABN AMRO's shareholders.

During that day, the ABN AMRO Supervisory Board also met with its independent legal and financial advisors in an executive session to consider the terms of the proposed combination with Barclays. At that session, they were briefed on the terms of the draft Merger Protocol by Stibbe N.V. Representatives from Goldman Sachs rendered an oral opinion, later confirmed in writing, to the ABN AMRO Supervisory Board that, as of April 22, 2007, based upon and subject to the factors and assumptions set forth in such opinion, the ordinary share exchange ratio to be received by shareholders of ABN AMRO pursuant to the combination was fair from a financial point of view to such holders. During the day, Mr. Groenink updated the ABN AMRO Supervisory Board on the latest developments with Barclays and presented the ABN AMRO Managing Board's decision on the Barclays transaction. Representatives from NautaDutilh N.V., Allen & Overy LLP and Davis Polk & Wardwell were present to answer questions on the draft Merger Protocol. At its last meeting of the day, having considered a number of factors, including the due diligence findings, merger benefits and financial analysis, the ABN AMRO Supervisory Board resolved unanimously to recommend the exchange offer for acceptance by the holders of the ABN AMRO ordinary shares.

In their review and analysis of the proposed transaction with Barclays and the "no shop" provisions in the draft Merger Protocol, both the ABN AMRO Managing Board and the ABN AMRO Supervisory Board noted that the terms of the Merger Protocol, among other things, included provisions permitting them to continue contacts with a third party existing on April 23, 2007 and, in certain circumstances would permit them to withdraw their respective recommendations if the boards, acting in good faith and observing their fiduciary duties under applicable law, determined an alternative offer to be more beneficial than the exchange offer.

On the evening of April 22, 2007, the Committee of the Barclays Board held two meetings. The first meeting was held to consider, among other matters, the Merger Protocol, due diligence findings, merger benefits, financial analysis, and a draft press announcement. The Committee then reconvened that same evening to consider the Merger Protocol and the press announcement. At the end of this meeting, the Committee resolved to enter into the Merger Protocol and approved the press announcement.

Following these meetings, on April 22 and the early hours of April 23, representatives of each party together with their legal and financial advisors met again in Amsterdam to finalize the Merger Protocol.

On April 23, 2007, ABN AMRO and Barclays announced that agreement had been reached on a combination.

Contacts with RBS, Fortis and Santander before April 23, 2007

In February 2005, Mr. Groenink met with Sir Fred Goodwin, Group Chief Executive of RBS, to exchange views about various issues affecting banking in Europe. They also discussed whether there were any opportunities for a potential combination between the two companies, but nothing further came from this initial discussion.

In the summer of 2005, Mr. Groenink and Sir Fred Goodwin corresponded in connection with ABN AMRO's proposed acquisition of Banca Antonveneta. On July 5, 2005, in reaction to market speculation regarding Italian bank transactions, Mr. Groenink received a letter from Sir Fred Goodwin confirming the statement of RBS in its 2004 full year results that it had no interest in European cross-border bank acquisitions at that time.

On October 31, 2006, Mr. Groenink received a letter from Sir Fred Goodwin regarding market speculation of a potential acquisition of ABN AMRO and seeking to arrange a time to meet with Mr. Groenink to catch up generally. Mr. Groenink responded the next day, and a meeting was scheduled for January 9, 2007.

Between January and March 2007, ABN AMRO and Santander engaged in preliminary discussions and negotiations regarding the possible purchase by Santander of certain discrete businesses in different geographic locations that ABN AMRO offered for sale. These preliminary discussions and negotiations between ABN AMRO and Santander did not result in the acquisition by Santander of any ABN AMRO businesses.

On January 9, 2007, Mr. Groenink met Sir Fred Goodwin in Amsterdam, and, during a wide-ranging conversation, the two discussed whether a combination of parts of ABN AMRO and certain businesses of RBS could be attractive. The discussion related to the merits of combining the U.S. operations of RBS with ABN AMRO's U.S. retail and commercial banking activities. During these conversations, Mr. Groenink disclosed to Sir Fred Goodwin that ABN AMRO shareholder Tosca Holdings had met with him to recommend that ABN AMRO merge with RBS. Sir Fred Goodwin confirmed that RBS was not working with Tosca Holdings, or, in this regard, with any other ABN AMRO shareholder. In this meeting Mr. Groenink stated that the US banking operations were not for sale at the time, but in case a major transaction in Europe would be considered, a sale of LaSalle to fund such a transaction would be contemplated.

The next day, Mr. Groenink received a letter from Sir Fred Goodwin thanking him for the meeting and welcoming Mr. Groenink's thoughts in due course.

On March 8, 2007, Mr. Groenink received a telephone call from Sir Fred Goodwin, who was calling to discuss press and market speculation regarding a potential acquisition of ABN AMRO. During that conversation, Sir Fred Goodwin confirmed to Mr. Groenink that RBS was not the source of such speculation and offered to put this in writing to Mr. Groenink. At the same time, Sir Fred Goodwin also reiterated a continued interest in working with ABN AMRO to explore the opportunities that might be available by combining the U.S. operations of RBS with ABN AMRO's U.S. retail and commercial banking activities.

Several days later, Mr. Groenink received a letter from Sir Fred Goodwin dated March 12, 2007 which reiterated that RBS was interested in exploring with ABN AMRO any opportunities which might exist in relation to the U.S. or more widely to work together to create value. Sir Fred Goodwin also re-confirmed that RBS had no involvement with Tosca Holdings.

On April 12, 2007, Mr. Groenink and Mr. Martinez received a letter from the Consortium, expressing its interest in making an alternative proposal for ABN AMRO and requesting, among other things, access to the same diligence information that Barclays had received.

By letter dated April 17, 2007, ABN AMRO invited RBS, Fortis and Santander to a meeting on April 23, 2007 to discuss their proposals and issued an announcement disclosing this invitation. Several days later, ABN AMRO received a letter dated April 19, 2007 in which the Consortium accepted the invitation of Mr. Groenink and Mr. Martinez to meet to clarify its intentions and interest with respect to ABN AMRO.

On April 20, 2007, Mr. Groenink received a telephone call from Sir Fred Goodwin to discuss the Consortium's interest in acquiring ABN AMRO.

On April 22, 2007, there was a call between Mr. Groenink and Count Maurice Lippens concerning the relationship between Fortis and ABN AMRO.

The Sale of LaSalle

As part of its regular review of strategic growth objectives, both the ABN AMRO Managing Board and the ABN AMRO Supervisory Board have repeatedly considered and discussed the future of LaSalle (which includes LaSalle Bank Corporation and its subsidiaries LaSalle Bank N.A. and LaSalle Bank Midwest N.A.). In the course of the mid-2006 review, the ABN AMRO Managing Board and the ABN AMRO Supervisory Board reached the view that within the next 12 to 18 months, LaSalle would have to either grow through an acquisition or that it should be sold (the "up or out" strategy). It was decided at that time that in light of the fact LaSalle's profitability remained good and in light of the current business cycle, there was no reason for an immediate decision in this matter. The potential disposition of LaSalle was discussed again at the ABN AMRO Managing Board meeting on February 6, 2007.

As of December 31, 2006, LaSalle had more than $113,000 million in tangible assets and a tangible book value of $9.7 billion, adjusted for businesses that will be retained by ABN AMRO and for the previously announced sale of the mortgage operations unit and presented on a U.S. GAAP basis. For the year ended December 31, 2006, LaSalle, presented on the same basis, had net income of $1,035 million.

During the previous two years, Bank of America and other banks had informally approached ABN AMRO several times regarding their interest in acquiring LaSalle. As a result of these informal approaches, both the ABN AMRO Managing Board and the ABN AMRO Supervisory Board had analysed a range of possible options for the sale of LaSalle and had reviewed the possible range of values that might be achieved.

A potential sale of LaSalle was discussed at an ABN AMRO Supervisory Board meeting held on April 17, 2007. Later that evening, Bank of America informed ABN AMRO, through UBS, of its interest in acquiring LaSalle for a price of approximately $20 billion, subject to the completion of due diligence. Bank of America entered into a confidentiality agreement with ABN AMRO on April 19, 2007. Over the four day period ending on April 22, 2007, Bank of America completed its due diligence review of LaSalle. Updates on the diligence and the negotiations with Bank of America were discussed at ABN AMRO Managing Board meetings on April 19, 2007 and April 20, 2007.

On April 20, 2007, Wachtell, Lipton, Rosen & Katz, counsel to Bank of America, circulated a draft purchase and sale agreement to Davis Polk & Wardwell, counsel to ABN AMRO. On April 22,

2007, the parties agreed in principle on consideration of $21 billion, subject to adjustment, and later that day reached agreement on the final terms of the purchase and sale agreement.

The sale of LaSalle was discussed at both the ABN AMRO Managing Board and the ABN AMRO Supervisory Board meetings during the day of April 22, 2007. In an executive session, the ABN AMRO Supervisory Board was briefed on the LaSalle Agreement by its legal advisors and on the financial aspects of the deal by its financial advisors. Both boards also received advice of counsel that under Dutch law no shareholder vote was required to consummate the transaction. The ABN AMRO Managing Board was also briefed on the LaSalle Agreement by its legal advisors.

Representatives from UBS delivered to the ABN AMRO Managing Board an oral opinion, confirmed by delivery of a written opinion, dated April 22, 2007, as to the fairness, from a financial point of view, of the consideration to be received by ABN AMRO pursuant to the LaSalle Agreement, as of such date and based upon and subject to the various considerations set forth in the written opinion.

Representatives from Morgan Stanley delivered to the ABN AMRO Managing Board an oral opinion which was subsequently confirmed in writing and dated April 22, 2007, as to the fairness, from a financial point of view, of the consideration to be received by ABN AMRO pursuant to the LaSalle Agreement, as of such date and based upon and subject to the various considerations set forth in the written opinion.

Representatives from Lehman Brothers delivered to the ABN AMRO Managing Board an oral opinion, confirmed by delivery of a written opinion, dated April 22, 2007, as to the fairness, from a financial point of view, of the consideration to be received by ABN AMRO pursuant to the LaSalle Agreement, as of such date and based upon and subject to the various considerations set forth in the written opinion.

On April 22, 2007, ABN AMRO Bank entered into the LaSalle Agreement with Bank of America pursuant to which ABN AMRO Bank agreed to sell LaSalle (which includes ABN AMRO's U.S. commercial, retail and trust banking operations and related businesses) to Bank of America for a total consideration of $21 billion in cash (subject to adjustment based on the financial performance of LaSalle before the closing of the sale). ABN AMRO will retain its global operations and, with limited exceptions, its other operations outside the U.S., as well as its principal broker dealer, investment advisory, wholesale banking and asset management operations in the U.S.

The sale of LaSalle is subject to regulatory approvals and other customary closing conditions and its completion is an offer condition of the proposed combination with Barclays.

Events after April 23, 2007

The LaSalle Agreement included a "go shop" provision that permitted ABN AMRO, for a period of 14 calendar days from April 22, 2007, to enter into a purchase and sale agreement for LaSalle with an alternative bidder, provided that such alternative bidder's proposal was superior from a financial point of view to the LaSalle Agreement, for cash and not subject to a financing condition. The "go shop" provision granted Bank of America a right to match any such superior proposal and provided for Bank of America to receive a $200 million termination fee if it did not match such superior proposal.

On April 25, 2007, ABN AMRO received an indicative proposal from the Consortium, to acquire ABN AMRO. Following that date, ABN AMRO made repeated requests to the Consortium to clarify the terms of its indicative proposal.

On April 26, 2007, VEB filed suit in the Enterprise Chamber of the Amsterdam Court of Appeal seeking, among other things, a provisional injunction restraining ABN AMRO and ABN AMRO

Bank from proceeding to completion under the LaSalle Agreement without approval of ABN AMRO's shareholders. On that date, the ABN AMRO Supervisory Board also engaged Debevoise & Plimpton LLP to provide it with independent U.S. legal advice.

On the evening of April 26, 2007, Mr. Martinez met with Sir Fred Goodwin during which meeting Sir Fred Goodwin confirmed the seriousness of the Consortium's interest in announcing an offer for ABN AMRO.

On April 27, 2007, ABN AMRO entered into confidentiality agreements with each member of the Consortium, and made available the same information regarding ABN AMRO as had been made available to Barclays.

On April 27, 2007, a purported class action lawsuit relating to the sale of LaSalle was filed in the New York State Supreme Court for New York County against ABN AMRO, each member of the ABN AMRO Managing Board and the ABN AMRO Supervisory Board and Bank of America. The lawsuit, Halpert Enterprises v. ABN AMRO Holding N.V., et al., generally alleges, among other things, that members of the ABN AMRO Managing Board and the ABN AMRO Supervisory Board violated their fiduciary duties by, among other things, preventing a full and fair sale process for the whole of ABN AMRO. The complaint also names Bank of America as a defendant and seeks, among other forms of relief, a declaration that the termination fee is unenforceable, a declaration that the LaSalle Agreement was entered into in breach of fiduciary duties and therefore is unlawful and unenforceable, an injunction against the consummation of the LaSalle Agreement, the imposition of a constructive trust in favor of plaintiff and the alleged class and an award of attorneys' fees and expenses.

On April 28, 2007, ABN AMRO entered into a confidentiality agreement with the members of the Consortium, and made available the same information regarding LaSalle as had been made available to Bank of America.

Also on April 28, 2007, Mr. Martinez and Sir Tom McKillop, Chairman of the Board of Directors of RBS, spoke by telephone about the general situation and Sir Tom McKillop assured Mr. Martinez that the financing for the proposed offer was solidly in place.

From April 30, 2007 to May 4, 2007, representatives from the various business units of ABN AMRO and the members of the Consortium met to conduct due diligence, including business overviews and an examination of ABN AMRO's organizational structure.

On May 1, 2007, Mr. Martinez spoke again by telephone with Sir Tom McKillop during which call Mr. Martinez urged the Consortium to announce its Offer as soon as possible and assured Sir Tom McKillop that the ABN AMRO Supervisory Board would, within the context of its contractual obligations, run a process that ensured a level playing field between the two proposed offers.

On May 2, 2007, Wilco G. Jiskoot, and Hugh Scott-Barrett, both members of the ABN AMRO Managing Board, assisted by representatives of UBS and Morgan Stanley, met with Sir Fred Goodwin, Guy Whittaker, Group Finance Director of the RBS, Lex Kloosterman, Chief Strategy Officer of Fortis and Luis de Mora Gil-Gallardo, Head of Corporate Development of Santander, together with Henrietta Baldock of Merrill Lynch, to clarify certain aspects of the Consortium's proposals.

On May 3, 2007, the Enterprise Chamber of the Amsterdam Court of Appeal granted a provisional injunction restraining ABN AMRO and ABN AMRO Bank from proceeding to completion under the LaSalle Agreement without approval of ABN AMRO's shareholders.

On May 4, 2007, Bank of America filed a lawsuit in the United States District Court of the Southern District of New York against ABN AMRO. The lawsuit, Bank of America Corporation v. ABN

AMRO BANK N.V. and ABN AMRO Holding N.V., generally alleges, among other things, that ABN AMRO Bank breached its representation in the LaSalle Agreement that no shareholder vote was necessary regarding the sale of LaSalle. The complaint seeks injunctive relief that ABN AMRO Bank be precluded from negotiating for the sale of LaSalle except as provided for in the "go shop" provision of the LaSalle Agreement, an order of specific performance for the delivery of LaSalle to Bank of America and unspecified money damages.

On the evening of May 4, 2007, Mr. Groenink and Mr. Martinez had a dinner meeting with Count Maurice Lippens, Chairman of the Fortis S.A./N.V. Board of Directors, and Jean-Paul Votron, Chief Executive Officer of Fortis, during which they discussed the Consortium's interest in acquiring ABN AMRO.

On May 5, 2007, ABN AMRO received an acquisition proposal from the Consortium, to purchase LaSalle for $24.5 billion. This proposal was conditional on the purchase by the Consortium of ABN AMRO for an indicative price of €38.40 per ABN AMRO ordinary share and a number of other conditions. The considered view of the ABN AMRO Managing Board and the ABN AMRO Supervisory Board, having received advice from their respective financial and legal advisors, was that the Consortium's acquisition proposal for LaSalle did not constitute an alternative proposal that was superior from a financial point of view to the LaSalle Agreement. This conclusion was principally based on the fact that the Consortium's proposal for LaSalle was dependent on the success of a potential offer to be made for ABN AMRO and the various conditions and uncertainties attached to that potential offer. In particular, fundamental aspects of the potential offer for ABN AMRO, including with respect to financing, required regulatory notifications, tax clearances, the proposed material adverse change condition, required shareholder approvals and the pro forma financial impact upon each of RBS, Fortis, and Santander, remained unclear despite repeated requests for clarification since April 25, 2007, the date on which ABN AMRO received an indicative proposal from the Consortium to acquire ABN AMRO. Prior to making their determination on May 6, 2007, the ABN AMRO Managing Board and the ABN AMRO Supervisory Board sent a detailed information request letter seeking clarification and evidence on various aspects of the Consortium's potential offer for ABN AMRO which had first been requested on April 25, 2007, but the requested information was not provided. Without details about the Consortium's financing and the pro forma financial impact on each of RBS, Fortis and Santander, the ABN AMRO Supervisory Board and the ABN AMRO Managing Board were unable to assess the likelihood that any separate shareholder vote required by RBS, Fortis and Santander would be successful, and therefore whether or not the potential offer to acquire ABN AMRO had a reasonable likelihood of consummation.

The 14-day "go shop" period expired at 11:59 pm New York time on May 6, 2007, and no alternative agreement was entered into prior to that time. Two other parties had signed confidentiality agreements and certain due diligence information had been provided to them but ultimately neither submitted a bid for LaSalle.

On May 15, 2007, ABN AMRO filed an appeal in the Supreme Court of The Netherlands requesting that the Supreme Court of The Netherlands nullify the decision of the Enterprise Chamber of the Amsterdam Court of Appeal issued on May 3, 2007 which granted a provisional injunction restraining ABN AMRO and ABN AMRO Bank from proceeding to completion under the LaSalle Agreement without approval of ABN AMRO's shareholders. Bank of America filed an appeal seeking similar relief with the Supreme Court of The Netherlands also on May 15, 2007, as did Barclays.

On May 17, 2007, two ABN AMRO shareholders filed a lawsuit against Bank of America in the United States District Court of the Southern District of New York. The lawsuit, Sadowsky v. Bank of America Corporation, generally alleges, among other things, that Bank of America entered into the LaSalle Agreement with knowledge that it was a defensive mechanism designed to foreclose alternative proposals to purchase ABN AMRO and that Bank of America's lawsuit against ABN AMRO was filed in breach of the LaSalle Agreement. The complaint seeks rescission of the LaSalle

Agreement, an injunction preventing Bank of America from enforcing the LaSalle Agreement, including the termination fee provisions therein, unspecified money damages and an award of attorneys' fees and expenses.

On May 23, 2007, Barclays and ABN AMRO announced that they were making progress with the key regulatory filings required to proceed with the combination and expected to disseminate offer documentation in July 2007.

On May 29, 2007, the Consortium, announced a proposed offer for ABN AMRO.

On May 30, 2007, ABN AMRO announced publicly that the ABN AMRO Supervisory Board had formed a Transaction Committee, formed of the same members as the previously existing ad hoc committee (Mr. Martinez, Mr. Olijslager and Mr. van den Bergh) which would liaise with the ABN AMRO Managing Board and key staff and advisors of ABN AMRO on all matters with respect to the Barclays Offer and with respect to the Consortium Offer. The Transaction Committee will operate in all respects so as to enable the ABN AMRO Supervisory Board to take on an informed basis and with the help of its own independent financial and legal advisors the appropriate decisions with due consideration of the interests of ABN AMRO and its stakeholders.

On June 7, 2007, Mr. Votron spoke with Mr. Jiskoot, regarding valuation issues with respect to the Consortium's proposed offer and the role of ABN AMRO's Transaction Committee.

On June 11, 2007, at the joint request of Bank of America and ABN AMRO, the United States District Court for the Southern District of New York adjourned the initial conference in the lawsuit filed by Bank of America against ABN AMRO until July 27, 2007 in view of the pendency of the appeals filed by ABN AMRO and Bank of America to the Supreme Court of The Netherlands from the decision of the Enterprise Chamber of the Amsterdam Court of Appeal dated May 3, 2007.

On June 12, 2007, Barclays announced publicly that, in collaboration with ABN AMRO, it had made substantially all of the pre-acquisition competition and regulatory filings required to proceed with the proposed combination and expected to publish the offer documentation in July 2007.

On June 12, 2007, Barclays also announced publicly that it had filed the draft documentation in relation to the exchange offer with regulators in The Netherlands, the United Kingdom and the United States of America (including the draft registration statement on Form F-4 containing the preliminary version of the Barclays Offer document/prospectus).

On June 12, 2007, Mr. Groenink and Sir Fred Goodwin met in Amsterdam to further discuss the terms of the proposal by the Consortium.

On June 13, 2007, Mr. Jiskoot, together with representatives of UBS and Morgan Stanley, met with Mr. Whittaker, Gilbert Mittler, of Fortis and Jose Antonio Alvarez, of Santander, together with a representative of Merrill Lynch, to clarify the Consortium's proposed offer for ABN AMRO with the understanding that ABN AMRO would not consider or facilitate any offer that did not preserve the rights and obligations under the LaSalle Agreement.

On June 26, 2007, the Advocate General to the Supreme Court of The Netherlands published a recommendation to the Supreme Court of The Netherlands to nullify the decision of the Enterprise Chamber of the Amsterdam Court of Appeal issued on May 3, 2007. This recommendation was independent legal advice issued to the Supreme Court of The Netherlands.

On June 28, 2007, four trade unions joined the investigation proceedings initiated on April 26, 2007 by VEB at the Enterprise Chamber of the Amsterdam Court of Appeal. The trade unions have put forward certain additional objections and requested that the Enterprise Chamber of the Amsterdam

Court of Appeal order an investigation into certain affairs of ABN AMRO in respect of the offer process.

On July 4, 2007, Mr. Votron and Mr. Jiskoot met to discuss the merits of the Consortium's proposed offer, valuation issues and the impact of a transaction between the Consortium and ABN AMRO on clients and others.

On July 9, 2007, ABN AMRO filed a statement of defense in response to the request of VEB to order an investigation into certain affairs of ABN AMRO in respect of the offer process.

On July 10, 2007, VEB requested that the Enterprise Chamber of the Amsterdam Court of Appeal, in the context of the investigation proceedings initiated by it on April 26, 2007, appoint three independent members of the ABN AMRO Supervisory Board. The request was revoked prior to the hearing, which was then cancelled.

Also on July 10, 2007, as a follow-up to the meetings on June 13, 2007, Mr. Groenink wrote to Sir Fred Goodwin and, referring to interim discussions between advisors regarding the possible division of the Dutch operations between RBS and Fortis, clarified certain facts relating to the organization of those operations and the related financial implications and indicated further important information could be shared in the interests of clarification. In this letter, Mr. Groenink also expressed his concerns about figures used by the Consortium in relation to ABN AMRO wholesale business. On July 11, 2007, Sir Fred Goodwin responded with a letter requesting such information and expressing willingness to schedule a further meeting.

On July 13, 2007, the Supreme Court of The Netherlands upheld the appeals filed by ABN AMRO, Bank of America and Barclays on May 15, 2007 against the decision of the Enterprise Chamber of the Amsterdam Court of Appeal issued on May 3, 2007. The Supreme Court of The Netherlands nullified the decision of the Enterprise Chamber of the Amsterdam Court of Appeal and irrevocably dismissed the request of VEB for a provisional injunction restraining ABN AMRO and ABN AMRO Bank from proceeding to completion under the LaSalle Agreement without approval of ABN AMRO's shareholders.

On the same day, Mr. Groenink called Sir Fred Goodwin to seek clarification of the Consortium's position following the ruling of the Supreme Court of The Netherlands. Sir Fred Goodwin confirmed that the Consortium would clarify its position shortly. During a subsequent telephone conversation, Sir Fred Goodwin advised Mr. Martinez that the Consortium intended to make a revised offer which would be materially higher than Barclays' proposed offer and that it would be a condition of that revised offer that ABN AMRO did not make any further disposals of a material part of its business or assets. Mr. Martinez confirmed that ABN AMRO would treat any revised offer by the Consortium for ABN AMRO, without LaSalle, on a level playing field with Barclays' proposed offer. There was a subsequent follow up call between Mr. Groenink and Sir Fred Goodwin.

Later that day, the Consortium wrote to Mr. Martinez and Mr. Groenink confirming that the Consortium intended to bid for ABN AMRO, that its Offer would be conditional, amongst other things, upon there being no further disposals by ABN AMRO of a material part of its business or assets, and that it remained the Consortium's preference to work with the ABN AMRO Managing Board and the ABN AMRO Supervisory Board to secure their recommendation for the Consortium's proposals. The Consortium also issued a press release confirming its intention to proceed with a revised offer for ABN AMRO excluding LaSalle.

On July 15, 2007, during separate telephone conversations with each of Mr. Martinez and Mr. Groenink, Sir Fred Goodwin confirmed that the Consortium would be making a revised proposed offer at €38.40 per ABN AMRO ordinary share. Mr. Martinez and Mr. Groenink, each reconfirmed that this revised proposed offer would be treated on a level playing field with Barclays' proposed offer and that ABN AMRO had no intention of making any major assets disposals at the current time.

On July 16, 2007, the Consortium announced its intention to make an offer to acquire ABN AMRO for approximately $98 billion, through a combination of cash and newly issued shares of RBS.

Mr. Votron and Mr. Jiskoot spoke by telephone on July 17, 2007 and discussed ABN AMRO’s concerns about VEB.

Also on that day and further to the correspondence between Mr. Groenink and Sir Fred Goodwin on July 10 and 11, 2007, representatives of RBS and Fortis met with ABN AMRO representatives to discuss and share limited historical management accounting information for periods in 2005 and 2006 relating to ABN AMRO's business units.

On the evening of July 18, 2007, Mr. Varley informed Mr. Groenink that the AFM had granted Barclays an extension so that an announcement of its formal offer documentation being available could be made on or before August 6, 2007. Mr. Varley also informed Mr. Groenink that Barclays was considering possible alternative offer structures, including the introduction of a partial cash consideration element into its offer.

On the same day, during telephone conversations between Mr. Groenink and Sir Fred Goodwin, Mr. Groenink confirmed that the Consortium's revised proposed offer would be assessed in a fair and transparent manner and that ABN AMRO had no intention of making any major asset disposals at that time.

On July 19, 2007, Barclays announced it was considering possible alternative offer structures, including the introduction of a partial cash consideration element into its offer but that no decision had yet been taken.

On the evening of July 19, 2007, during a telephone conversation between Mr. Groenink and Mr. Varley, Mr. Varley outlined further details about the revised offer for ABN AMRO that Barclays was considering.

On July 20, 2007, the Central Works Council of ABN AMRO provided positive advice in respect of the proposed combination with Barclays.

On the evening of July 20, 2007, ABN AMRO received a letter from Barclays outlining the terms and conditions of its revised offer for ABN AMRO.

On July 21 and July 22, 2007, representatives of ABN AMRO and Barclays discussed and agreed the provisions of an amendment to the Merger Protocol dated April 23, 2007, to accommodate ABN AMRO's review of the revised proposal from Barclays and to facilitate Barclays' public announcement of its revised proposal on July 23, 2007.

On July 23, 2007, Barclays announced the revised terms of its Offer for ABN AMRO.

On July 24, 2007, Mr. Groenink wrote to Sir Fred Goodwin inviting the Consortium to make a presentation about its offer on July 25, 2007. On the same day, Sir Fred Goodwin declined the invitation, stating that it would not be feasible to have the presentation the next day, but suggesting that the parties find another date for such a presentation.

On July 25, 2007, Mr. Varley sent a letter to Mr. Groenink and Mr. Martinez to restate the key points underlying Barclays revised proposal and why the ABN AMRO Managing Board and the ABN AMRO Supervisory Board should continue to recommend this proposed exchanged offer to ABN AMRO shareholders.

Also on July 25, 2007, Mr. Martinez called Sir Fred Goodwin noting that the ABN AMRO Supervisory Board would be meeting on July 26 and July 27, 2007 and asking if Sir Fred Goodwin had any message or information that he would like to have passed on to the ABN AMRO Supervisory Board. Sir Fred Goodwin responded that all of the relevant information had been previously communicated or was in the offer.

On July 26, 2007, Barclays filed with the SEC an amendment to its draft registration statement on Form F-4 containing a revised draft of its offer document/prospectus.

On the morning of July 26, 2007, the ABN AMRO Managing Board met to consider the revised terms of the Barclays proposed exchange offer and the terms of the Consortium Offer.

Later on the same day, the ABN AMRO Managing Board and the ABN AMRO Supervisory Board held a joint meeting to discuss the two competing proposals and received a combined presentation from members of the ABN AMRO Managing Board, outside legal counsel and financial advisors and members of the management, followed by a Q&A session.

On the evening of July 26, 2007, Mr. Varley made a presentation to the ABN AMRO Supervisory Board and Mr. Groenink.

During the course of the day on July 27, 2007, the ABN AMRO Managing Board and the ABN AMRO Supervisory Board met throughout the day both together and separately, in executive sessions and with outside legal counsels and financial advisors. As a result of these meetings, the ABN AMRO Managing Board and the ABN AMRO Supervisory Board, after having considered the advice of outside legal counsel and financial advisors, acting in good faith and observing their fiduciary duties resolved to make the statement contained in the press release issued on July 30, 2007.

On the evening of July 27, 2007, Mr. Groenink and Mr. Varley agreed in principle that neither ABN AMRO, nor Barclays, wished to terminate the Merger Protocol and/or to claim payment, at that time, of the break fees contemplated therein.

On July 27, 2007, the lawsuit filed in the United States District Court of the Southern District of New York against ABN AMRO by Bank of America on May 4, 2007, was dismissed without prejudice.

During the course of the day on July 28 and July 29, 2007,representatives of ABN AMRO and Barclays, and their respective advisors, worked on the second amendment to the Merger Protocol, dated July 30, 2007.

On July 31, 2007, Mr. Groenink was quoted by the Wall Street Journal as having said that "We continue to support the Barclays Offer because we believe overall it is to the benefit of shareholders and stakeholders". This quotation is based on a press conference and was taken out of context. Immediately thereafter, Mr. Groenink expressly said that the ABN AMRO Managing Board recognized that the value to the shareholders of the Barclays Offer was inferior to what the Consortium was offering and that therefore, at this point, the Board could not recommend the Barclays Offer to shareholders. This message, which was part of an extended discussion on the level playing field and the requirements of Dutch law was intended to be, and when read in its full context was, in line with the position of the ABN AMRO Managing Board and the ABN AMRO Supervisory Board, as reflected in the July 30, 2007 press release, that “notwithstanding their support of the strategic benefits of the combination with Barclays, they are not currently in a position to recommend either the Barclays Offer or the Consortium Offer for acceptance to ABN AMRO shareholders”.

On August 2, 2007, a hearing was held at the Enterprise Chamber of the Amsterdam Court of Appeal in respect of the requests of VEB and four trade unions to order an investigation into certain affairs of ABN AMRO in respect of the offer process. In relation thereto, ABN AMRO has committed to continue to update investors in accordance with all applicable laws and regulations.

On August 3, 2007, ABN AMRO filed an amendment to its Form 20-F.

On August 3, 2007, Barclays filed with the SEC the third amendment to its draft registration statement on Form F-4 containing a revised draft of the Barclays Offer document/prospectus, followed, after discussions with the SEC on August 3, 2007, by the filing of the fourth amendment. At 5:30 pm Eastern Standard Time on August 3, 2007, the Barclays Form F-4 was declared effective by the SEC.

On August 3, 2007, Mr. Groenink was reported by Het Financieele Dagblad, a Dutch financial newspaper, to have recommended Fortis shareholders vote against the rights issue contemplated by Fortis. He was quoted as having said “Shareholders would do well to vote against the takeover. If it goes ahead the Fortis share price will fall further”. Mr. Groenink's position is that he was misquoted.

On August 3, 2007, Mr. Martinez received a call from Sir Fred Goodwin who expressed his concern with respect to the press reports about Mr. Groenink's purported comments on the Fortis shareholders vote and raised questions about whether such comments were meant to question the existence of a real level playing field. Mr. Martinez reaffirmed the position of the ABN AMRO Supervisory Board to maintain a level playing field and his belief that Mr. Groenink had been misquoted. Later on the same day, Mr. Martinez conveyed the same message during a telephone conversation with Sir Tom McKillop.

Also on August 4, 2007, Mr. Martinez had a telephone conversation with Sir Fred Goodwin, where they discussed potential changes to the condition language in the Consortium Offer.

On August 4, 2007, Mr. Jiskoot called Mr. Votron to discuss the media reports about the Fortis shareholder vote. Also on August 4, 2007, Mr. Martinez and Sir Fred Goodwin had a separate telephone conversation during which they agreed that ABN AMRO and the Consortium should issue a joint statement about the fact that Mr. Groenink had been misquoted and to acknowledge on the part of both the Consortium and the ABN AMRO Boards that a level playing field was being maintained.

On the afternoon of August 5, 2007, ABN AMRO and the Consortium issued a joint press-release in which the Consortium accepted the assurances by ABN AMRO that Mr. Groenink was misquoted as having given advice how to vote to Fortis shareholders and ABN AMRO and the Consortium confirmed that there was no dispute about the profitability of the business unit The Netherlands. ABN AMRO and the Consortium further announced that they had agreed to continue the constructive dialogue to resolve any outstanding questions regarding the Consortium Offer, and to maintain a level playing field.

On August 6, 2007, Barclays launched the Barclays Offer in The Netherlands, the United Kingdom, the United States and certain other jurisdictions.

On August 6, 2007, at an extraordinary general meeting, Fortis shareholders voted in favour of the participation of Fortis in the Consortium Offer and in favour of amendments to the Fortis articles of association required to allow an increase in the share capital of both Fortis SA/NV and Fortis N.V. in order to finance Fortis's share of the Consortium Offer.

On August 9, 2007, Mr. Whittaker and other representatives of RBS and Santander, Mr. Herman Verwilst (Chief Operating Officer and deputy Chief Executive Officer of Fortis), Mr. Juan Poswick (Director of Mergers & Acquisitions of Fortis) and Merrill Lynch representatives met with Mr.

Jiskoot, Mr. Maurice Oostendorp (Group Functions/Head of Group Finance of ABN AMRO), Mr. Alexander Pietruska (Managing Director and Head of Corporate Development of ABN AMRO Ltd.) and UBS representatives for a general discussion on the status of the Consortium Offer and to discuss proposed further meetings regarding due diligence.

On August 10, 2007, an extraordinary general meeting of RBS shareholders passed the necessary resolutions for RBS to participate in the Consortium Offer.

Mr. Whittaker wrote to Mr. Jiskoot on August 13, 2007 and included an initial schedule of names of senior executives in ABN AMRO whom the Consortium would propose to meet to initiate a dialogue between ABN AMRO and the Consortium. Mr. Whittaker stressed that the discussions would be confined to general business issues at this stage and would not cover non-public or price sensitive information relating to ABN AMRO.

The same day, the Consortium issued a press release announcing that its aggregate shareholding in ABN AMRO had been increased to 3.25% of voting rights through market purchases made between August 10, 2007 and August 13, 2007 of a total of 40.76 million ABN AMRO ordinary shares.

Also, on August 13, 2007, the DNB issued its declaration of no objections with respect to the proposed combination of Barclays and ABN AMRO.

During the evening of August 13, 2007, Sir Fred Goodwin spoke with Mr. Martinez regarding the Consortium Offer.

Mr. Groenink’s office contacted Sir Fred Goodwin’s office by email on August 13, 2007 requesting a telephone meeting. Mr. Groenink and Sir Fred Goodwin subsequently spoke by telephone on August 14, 2007 to discuss the Consortium Offer.

On August 14, 2007, Mr. Jiskoot had a lunch meeting with Mr. Cameron (Chief Executive, Corporate Markets) from RBS, where he explained ABN AMRO’s organization in more detail.

Also on August 14, 2007, Mr. Jiskoot sent a letter to Mr. Whittaker suggesting that the lawyers from both sides should start to work together on potential changes to the condition language to the Consortium Offer, more in line with the condition language agreed between ABN AMRO and Barclays.

On August 15, 2007, the Consortium announced that no adjustment would be made to its Offer consideration in light of the interim dividend of €0.58 declared by ABN AMRO.

On August 15, 2007, Mr. Jiskoot sent a letter to Mr. Whittaker regarding potential changes to the condition language in the Consortium Offer and suggesting further meetings among the Consortium’ advisors to discuss these. The same day, Mr. Jiskoot met with Mr. Cameron (a member of the RBS Board and Chief Executive, Corporate Markets) for lunch during which they discussed general market conditions and due diligence planning. Mr. Cameron also met with Mr. Overmars (a member of the ABN AMRO Managing Board) for dinner and discussed the Consortium Offer, general market conditions and due diligence.

On August 16, 2007, Sir Fred Goodwin met with Mr. Jiskoot to discuss the Consortium Offer and reiterate the Consortium' commitment to its Offer. Sir Fred Goodwin also met with Mr. Teerlink, a member of the ABN AMRO Managing Board.

Mr. Jiskoot and Mr. Whittaker also corresponded by email during August 17, 2007 regarding setting up a dialogue between ABN AMRO and the Consortium. The same day, Mr. Jiskoot also spoke with Mr. Votron regarding the offer process.

On August 20, 2007, Mr. Groenink met with Sir Fred Goodwin in Edinburgh to discuss the Consortium Offer.

Later that evening, Mr. Martinez received a call from Sir Fred Goodwin who updated him on the Consortium Offer. Mr. Jiskoot also received a call from Sir Fred Goodwin to update him.

On August 22, 2007, Ms. van der Meer Mohr (Head of Group Human Resources at ABN AMRO) met with Mr. Roden (Head of Group Human Resources at RBS) and Mr. Deboeck (Head of Human Resources at Fortis) to discuss human resource matters generally and to discuss the Consortium' approach going forward.

On August 23, 2007, Mr. de Jong (Head of Business Unit Europe at ABN AMRO) met with Mr. Crowe (Chief Executive, Global Banking & Markets at RBS).  Ms. Cook-Schaapveld (Head of Business Unit Global Clients at ABN AMRO) subsequently met with Mr. Crowe. The meetings covered a mutual discussion on the relevant business areas for each of RBS and ABN AMRO.  The next day, August 24, 2007, Ms. Cairns (Head of Business Unit Transaction Banking at ABN AMRO), with a representative of Morgan Stanley, met with Mr. Crowe, and they discussed transaction banking within ABN AMRO and RBS and the transaction banking market generally.

On August 24, 2007, Mr. Overmars met with Sir Fred Goodwin in Edinburgh, and they discussed the Consortium Offer. Mr. Martinez met with Sir Fred Goodwin in Edinburgh later that day and also with Sir Tom McKillop to discuss the Consortium Offer.

On August 27, 2007, Mr. Jiskoot called Sir Fred Goodwin to discuss the Consortium Offer and to arrange to meet later in the week. A meeting was subsequently arranged for August 31, 2007.

On August 28, 2007, Ms. Cairns met with Mr. Paul Dor (CEO Services Merchant & Private Banking) from Fortis to discuss Business Unit Transaction Banking.

On August 29, 2007, Mr. Gustavsson (Head of Services) met with Mr. Fisher (Chief Executive, Manufacturing) from RBS and Mr. Deschenes (Chief Information Officer) from Fortis to discuss Group Services. On the same day, Mr. Higgins (Global Head of Operations) met with Mr. Fisher from RBS and Mr. Mostrey (General Manager of Operations) from Fortis. They discussed ABN AMRO’s operations and more specifically transaction banking. Also on that day, Mr. Teerlink met with Mr. Fisher to discuss disentanglement and integration issues.

On the same day, Mr. Jiskoot had a telephone conversation with Mr. Whittaker and Mr. Cameron and Mr. Votron to organise process and meetings between key individuals over the next weeks.

Also on August 29, 2007, Mr. Teerlink met with Mr. de Boeck (Chief Risk Officer) from Fortis.

On August 30, 2007, Mr. Jiskoot had another phone conversation with Mr. Cameron and Mr. Votron to organise process and meetings between key individuals over the next weeks.

On August 30, 2007, Mr. Boumeester met with Mr. Whittaker, Mr. Mittler (CFO) and Mr. de Boeck and Mr. Alvarez, to discuss ABN AMRO’s past performance.

On that same day, Mr. Boumeester, Mr. Oostendorp and Ms. Hofste (Head of Accounting and Reporting) also met with Mr. Whittaker, Mr. Mittler and Mr. de Boeck and Mr. Alvarez, to discuss ABN AMRO’s finance function.

On August 30, 2007, Mr. Boumeester, Mr. Oostendorp and Mr. Guha (Head of ALM) also met with Mr. Whittaker, Mr. de Boeck and Mr. Mittler, and Mr. Alvarez, to discuss ABN AMRO’s ALM function.

Also on August 30, 2007, Ms. Gorter (Head of Group Legal and Compliance) met with Mr. McLean (Group Secretary and General Counsel) from RBS and Ms. Quaetaert (Head of Legal, Compliance & Investigation) from Fortis to discuss the compliance and legal functions.

On August 30, 2007, Mr. Jiskoot met with representatives of Merrill Lynch to better understand the state of financing of RFS Holdings, in particular Fortis.

On the same day, Ms. Russell (Head Business Unit Asset Management) met with Mr. Wohanka (CEO Asset Management-FIM) to discuss Business Unit Asset Management.

Also on August 30, 2007, Mr. Drost (Head Business Unit Asia) met with Mr. Crowe to discuss Business Unit Asia.  Mr. Drost also discussed Business Unit Asia during a meeting on the same day with Mr. Pell (Chief Executive, Global Banking & Markets) from RBS.

On that same date, Mr. van Horzen (Group Tax) and Mr. Oostendorp met with Mr. Whittaker and Mr. Verdingh (Head of Tax) from Fortis to discuss tax issues.

On August 31, 2007, Mr. Jiskoot and Mr. Schmittman (Head Business Unit Netherlands) met with Mr. Dierckx (CEO Merchant & Private Banking), Mr. de Boeck and Ms. Fohl (CEO Commercial Banking) from Fortis.  On that same day, Mr. Jiskoot and Mr. Vogelzang (Head Business Unit Private Clients) also discussed Business Unit Private Clients during a meeting with Mr. Dierckx and Mr. de Boeck.  Also on August 31, 2007, Mr. Jiskoot and Mr. Schmittman met with Mr. Clijsters (CEO Retail Banking) and Mr. de Boeck to discuss Business Unit Netherlands.

Also on August 31, 2007, Mr. Page (Head Business Unit Global Markets) met with Mr. Crowe and Mr. Scharfe (CEO Global Markets) from Fortis to discuss Business Unit Global Markets.

On that day, Mr. Boumeester met with Sir Fred Goodwin.

On August 31, 2007, Mr. Barbosa (Head Business Unit Latin America) and Mr. Matioli Vieira met with Mr. Alvarez and Mr. Portela (Head of Latin America division) from Santander to discuss Business Unit Latin America.

Also on August 31, 2007, Mr. Kuiper met with Mr. Cameron in London and they discussed the Consortium Offer. On the same day, Mr. Kuiper also met with Sir Fred Goodwin in Amsterdam and they discussed the Consortium Offer.

On the same day, Mr. Boumeester and Mr. Cole (Head Group Risk Management) met with Mr. Nathanial (Group Chief Risk Officer) from RBS and Mr. Overfeldt (Head of Central Risk Management) from Fortis to discuss risk management.

In the afternoon and on the evening of September 3, 2007, Mr. Varley had two meetings with groups of senior ABN AMRO representatives to discuss the Barclays Offer and the merits of the combination of Barclays and ABN AMRO.

On September 4, 2007, Mr. Overmars met with Mr. Votron.  On the same day, Mr. Teerlink also met with Mr. Votron.

On September 5, 2007, Mr. Nelson (Head of Business Unit North America) met with Mr. Crowe to discuss Business Unit North America.

Also on September 5, 2007, Mr. Spinelli (Chairman of Antonveneta) met with Mr. de Mora Gil-Gallardo to discuss Antonveneta.

On the same day, Mr. Page and Ms. Cook-Schaapveld met with Mr. Crowe and Mr. Robertson, and subsequently with Mr. Cameron, to have high level business discussions.

Also on that day, Mr. Jiskoot spoke to both Sir Fred Goodwin and Mr. Whittaker to discuss the progress of the program meetings.

On September 6, 2007, Mr. Jiskoot met with Sir Fred Goodwin to discuss the role of the DNB with respect to the Consortium Offer.

On September 10, 2007, Mr. Jiskoot and Ms Russell met with Mr. Kloosterman and Mr. Wohanka to discuss Business Unit asset management.

On the same day, Sir Fred Goodwin spoke by telephone with Mr. Jiskoot to discuss the progress of the program of meetings.  Mr. Jiskoot also spoke to Mr. Whittaker to schedule further meetings with ABN AMRO’s finance and audit group.

On September 11, 2007, Sir Fred Goodwin had another telephone call with Mr. Jiskoot.

On September 12, 2007, Mr. Jiskoot spoke with Mr. Votron by telephone to discuss the position of the Central Works Council.

On September 14, 2007, Mr. Jiskoot had separate conversations with Sir Fred Goodwin and Mr. Votron on the Consortium Offer, including the regulatory review thereof.

On September 14, 2007, Mr. Boumeester met with Mr. de Boeck to discuss the review of the Consortium Offer by the European Commission.

On September 14, 2007, Barclays filed Post Effective Amendment No.2 to its registration statement on Form F-4 with the SEC.

From July 31,  2007 until September 16, 2007,  representatives of ABN AMRO and Barclays continued to have frequent contacts to discuss the proposed combination.

5.      FINANCIAL AND OTHER INFORMATION

The information in accordance with section 9q paragraph 2 under b and c Bte 1995 is contained in this shareholders' circular, the Barclays Offer Documentation and the Consortium Offer Documentation, as well as ABN AMRO's half year results as published on July 30, 2007. The ABN AMRO's half year results and related information as published on July 30, 2007 are incorporated by reference in this shareholders' circular.

6.      REASONED OPINION

The ABN AMRO Managing Board and the ABN AMRO Supervisory Board have further reviewed and discussed the Offers with a view to forming a reasoned opinion on both Offers based on the current situation and taking into account the best interests of ABN AMRO shareholders and other stakeholders. The ABN AMRO Managing Board and the ABN AMRO Supervisory Board have continued to compare the Offers with the stand-alone scenario, as well as a 'managed break-up' alternative. However, based on the situation today, the ABN AMRO Boards are of the opinion that the current Offers are superior for shareholders and other stakeholders of ABN AMRO, in particular when taking into account the execution risks of the alternative scenarios for shareholders. In accordance with Dutch law (as further explained in paragraph 7 of this shareholders’ circular), the ABN AMRO Managing Board and the ABN AMRO Supervisory Board assessed each Offer in the context of the following elements:

Interest of shareholders and other stakeholders

Shareholders: the current value of the Offers, the mix of consideration, the degree of sensitivity, asappropriate, of the value of the Offers to the offerors' share prices and proposed synergies.

Employees: career opportunities, commitments, any proposed gross and net redundancies and the formal advice and opinions of, as well as views expressed by, employee representative bodies.

Customers: service quality and continuity with regard to product offerings and business models.

Creditors: financial strength and long-term ratings of the ongoing businesses.

Company: fit with ABN AMRO’s strategic growth objectives and aim to become a top 5 player by market-cap and create superior long-term value for our shareholders.

Risks associated with each proposed transaction

Execution risks, including the likelihood and timing of regulatory approvals, the wording of "Material Adverse Change" clauses and other pre-offer and offer conditions or fiduciary outs of each Offer.

Post–acquisition risks: where relevant, break-up and integration risks, capital adequacy and funding, legal and compliance risks and business integrity risks.

Corporate Governance

Headquarter location, board structure and board representation, likely distribution of senior and middle management positions.

Barclays Offer

Barclays announced on July 23, 2007 the proposed terms of the revised Barclays Offer, which was formally launched on August 6, 2007 and, if not extended, closes on October 4, 2007.

The revised Barclays Offer includes amended offer terms and has introduced a significant cash element, together with a mix-and-match alternative. The value of the Barclays Offer remains highly dependent on the share price performance of Barclays.

Barclays obtained shareholder approval for the consummation of the Barclays Offer, including the issuance of new ordinary shares, on September 14, 2007.

The ABN AMRO Boards note that the proposed merger with Barclays is consistent with ABN AMRO's previously articulated strategic vision. ABN AMRO's assessment of the related post acquisition business and integration risks is that they are manageable and acceptable.

The proposed transaction with Barclays has been cleared by the European Commission. The European Commission concluded that consummation of the Barclays Offer would not significantly impede effective competition in the European economic area or any substantial part thereof.

The proposed transaction with Barclays has received a declaration of no objection from the Dutch Ministry of Finance and DNB with certain prescriptions and restrictions which are intended to ensure a smooth transition and integration process and to safeguard the interests of our customers, our creditors and the financial system. Barclays has publicly announced that its directors believe that Barclays will have no difficulty complying with these prescriptions and restrictions. The ABN AMRO Managing Board and the ABN AMRO Supervisory Board will cooperate with Barclays in meeting these prescriptions and restrictions imposed by the DNB and the Dutch Ministry of Finance during a transition period following settlement, if the Barclays Offer would be successful.

The ABN AMRO Boards also took into account the positive opinion of the European Staff Council and the positive advice of the Central Works Council in respect of the proposed combination with Barclays, received by ABN AMRO as part of the consultation process. The ABN AMRO Boards also noted the commitments made to employees and trade unions in respect of employee's rights and respecting of existing agreements including redundancy plans.

As at the market close on September 14, 2007, the Barclays Offer was at a 9.8% discount to the ABN AMRO market price and at a 16.7% discount to the see-through value of the Consortium Offer.

Based on current valuation levels, the ABN AMRO Boards are therefore, while recognizing the strategic benefits of the combination with Barclays, not in a position to recommend the Barclays Offer for acceptance to ABN AMRO shareholders from a financial point of view. It should be noted that the Barclays Offer remains subject to the condition that the ABN AMRO Boards recommend the Barclays Offer by the end of the offer period. Barclays is entitled to, but not obliged, to waive this condition and could therefore decide not to declare its Offer unconditional.

Consortium Offer

The Consortium formally launched its Offer on July 21, 2007. The tender offer period, if not extended, will end on October 5, 2007.

The current value of the Offer, with its high cash component, is highly attractive to the ABN AMRO shareholders from a financial point of view. As at the market close on September 14, 2007, the Consortium Offer was at a premium of 8.2% to the ABN AMRO market price and of 20.0% to the see-through value of the Barclays Offer.

The shareholders of each of Fortis, RBS and Santander have approved the consummation of the Consortium Offer, which has removed uncertainty about the outcome of the Consortium's respective shareholder votes.

In August and early September, ABN AMRO Managing Board members and senior business representatives of ABN AMRO had more than 30 meetings with the Consortium to discuss the ABN AMRO businesses and activities and to address possible issues associated with the Consortium Offer and its plans. This resulted in a better understanding of the strategy and plans of the Consortium members and how ABN AMRO’s assets would contribute. The explanation of the Consortium approach with respect to clients and employees has considerably reduced the concerns in those areas.

The ABN AMRO Boards welcomed the efforts made by the Consortium in establishing a dialogue with the ABN AMRO employee representative bodies and the commitments made to the ABN AMRO employees with respect to social plans, collective labour agreements and redundancy procedures.

At the date of this shareholders' circular, the proposed transaction with the Consortium has not been cleared by the European Commission. On September 13, 2007, the European Commission extended the review of the proposed transaction with the Consortium to October 3, 2007, further to remedies offered by Fortis to the European Commission. The ABN AMRO Boards have noted the discussions between Fortis and the European Commission. After having reviewed the position taken by each of Fortis and the European Commission the ABN AMRO Boards concluded that the impact of the remedies offered by Fortis on customers and employees is not materially different from the impact of the Consortium Offer as such. The outcome of the review by the European Commission is not yet known to ABN AMRO. In coming to its reasoned opinion, the ABN AMRO Boards have assumed that the condition to the Consortium Offer regarding review of the proposed transaction by the European Commission is satisfied or waived prior to the end of the initial tender offer period of the Consortium Offer, on terms and conditions acceptable to also ABN AMRO. The ABN AMRO Boards acknowledge that remedies to be agreed upon by Fortis and the European Commission (if any) and the way of implementing such remedies might result in additional post-completion execution risks.

The decision on the proposed transaction by the Ministry of Finance and the views of the DNB in this respect have not yet been published. Publication of the decision of the Ministry of Finance and the views of the DNB is expected on Monday, September 17, 2007. If and when published, the ABN AMRO Boards expect that any declaration of no objection from the Ministry of Finance and the DNB for the Consortium Offer will have certain prescriptions and restrictions, which will include at least prescriptions and restrictions similar to the Barclays Offer, and which are intended to safeguard the interests of our customers, our creditors and the financial system and aim at mitigating certain risks related to the Consortium Offer.

The ABN AMRO Boards have offered to cooperate with the Consortium in order to help mitigate the remaining identified risks associated with the Consortium Offer and to assist in meeting any prescriptions and restrictions imposed by the DNB and the Dutch Ministry of Finance during a transition period following settlement, if the Consortium Offer would be successful.

Nevertheless, the ABN AMRO Boards continue to see additional business and operational risks associated with the proposed break-up of ABN AMRO.

The amount of the capital raisings yet to be completed by the Consortium members during the coming weeks to fund the cash component of the Consortium Offer is high in absolute and relative terms and market circumstances are volatile at this point in time. The broadly defined "Material Adverse Change" clause as worded in the Consortium Offer remains unchanged and constitutes an area of continued concern during this period of increased market volatility.

The ABN AMRO Boards are not in a position to recommend the Consortium Offer for acceptance to ABN AMRO shareholders but acknowledge the clearly superior value of the Consortium Offer to the ABN AMRO shareholders.

Conclusion

The ABN AMRO Managing Board and the ABN AMRO Supervisory Board remain committed to ensuring that shareholders have the option to accept either the Consortium Offer or the Barclays Offer. The combination with Barclays remains consistent with the strategic intent of ABN AMRO as an institution. Furthermore, the ABN AMRO Boards are not in a position to support the break-up of ABN AMRO but acknowledge that the Consortium Offer, with its high cash component and significant implied premium to the Barclays Offer, is clearly superior for the ABN AMRO shareholders from a financial point of view based on current valuation levels.

Therefore, the ABN AMRO Managing Board and the ABN AMRO Supervisory Board refrain from recommending either Offer for acceptance to ABN AMRO shareholders. ABN AMRO will continue to engage with both Barclays and the Consortium to facilitate removal of uncertainties and conditions where possible and the ABN AMRO Boards have offered to support the transition of ABN AMRO under both Offers.

7.      DECISION MAKING PROCESS

Decision making process in general

Each step in the decision making process relating to the Offers, including the decision on the reasoned opinion set out above, has been carefully taken by the ABN AMRO Managing Board and the ABN AMRO Supervisory Board.

Under Dutch law the ABN AMRO Managing Board and the ABN AMRO Supervisory Board must take into account in their decision making process the interests of all stakeholders, including the interests of shareholders, employees and customers. In its ruling of July 13, 2007 on the ABN AMRO case (see paragraph 4 "Background to the Offers") the Supreme Court of The Netherlands reconfirmed that this doctrine prevails under Dutch law and that it applies to the current situation in which ABN AMRO finds itself:

"If the managing board abandons a stand-alone scenario and decides to pursue a merger, it shall, in the course of discharging its duties arising from the law and the articles of association, act in the interest of the company and its enterprise and the management board shall take the interests of all stakeholders (among which the shareholders) into account in its decision-making process."

Each decision and resolution by each of the ABN AMRO Managing Board and the ABN AMRO Supervisory Board was taken with the assistance and advice of separate independent legal and financial advisors. The ABN AMRO Supervisory Board has carefully monitored and supervised the decision making process by the ABN AMRO Managing Board from the beginning.

On March 26, 2007, the ABN AMRO Supervisory Board formed an ad hoc advisory committee, composed of Mr. Martinez, Mr. Olijslager and Mr. Van den Bergh in order to assist on a daily basis the ABN AMRO Supervisory Board on decisions and resolutions to be taken in the context of the discussions with Barclays and/or other banks, the actions of activist shareholders and the shareholders meeting of April 26, 2007. In April 2007 the ad hoc committee met numerous times to prepare the ABN AMRO Supervisory Board meetings. On May 30, 2007, as a response to the announcement by the Consortium on the proposed Consortium Offer published on May 29, 2007 ABN AMRO announced publicly that the ABN AMRO Supervisory Board had formed a Transaction Committee, formed of the same members as the previously existing ad hoc committee (Mr. Martinez, Mr. Olijslager and Mr. van den Bergh) which would liaise with the ABN AMRO Managing Board and key staff and advisors of ABN AMRO on all matters with respect to the Barclays Offer and with respect to the Consortium Offer. The Transaction Committee will operate in all respects so as to enable the ABN AMRO Supervisory Board to take on an informed basis and with the help of its own independent financial and legal advisors the appropriate decisions and resolutions with due consideration of the interests of ABN AMRO and its stakeholders.

Dutch law requires the ABN AMRO Managing Board and the ABN AMRO Supervisory Board to disclose its reasoned opinion with respect to any public offer. The reasoned opinion must list the considerations including the main pros and cons considered in reaching the opinion. The opinion must contain a statement by the ABN AMRO Managing Board to support an offer, not to support an offer or to take a neutral view. The reasoned opinion may include a recommendation to shareholders to accept an offer; it may also recommend against one of the offers or may be neutral. There is no legal requirement that the ABN AMRO Managing Board or the ABN AMRO Supervisory Board recommend one Offer over another Offer. The reasoned opinion required under Dutch law is directed only to shareholders not to stakeholders. Although, any (non) recommendation is directed solely to shareholders, in reaching the decision to come to such a (non) recommendation the interests of all stakeholders must be taken into account. A statement of support from a stakeholders' perspective can be combined with a neutral position on whether shareholders should from a financial point of view accept the offer or not. Therefore, under Dutch law, the ABN AMRO Managing Board and the ABN AMRO Supervisory Board may decide not to recommend an Offer to shareholders while on the basis of considering the other stakeholder interests, they may support such an Offer.

With respect to the reasoned opinion in relation to the Offers as set out in paragraph 6 ("Reasoned Opinion") it should be noted that also the decision making in respect thereof was done on a non-conflicted and well informed basis. The reasoned opinion developed by the ABN AMRO Managing Board and the ABN AMRO Supervisory Board is contained in paragraph 6 ("Reasoned Opinion").

Each of the ABN AMRO Managing Board and the ABN AMRO Supervisory Board have considered the issue of possible conflicts of interest in their decision making relating to the Offers. The ABN AMRO Supervisory Board in particular addressed the issue of possible conflicts of interest due to the holding of shares and share options by the members of the ABN AMRO Managing Board and the ABN AMRO Supervisory Board and the fact that certain members of the ABN AMRO Managing Board and the ABN AMRO Supervisory Board were offered positions in the Barclays Board after the merger. The ABN AMRO Supervisory Board, has unanimously decided that, subject to adequate disclosure, these facts do not and cannot constitute a conflict of interest.

Except as described in this shareholders' circular and in the Barclays Offer Documentation, to ABN AMRO's knowledge there are no material agreements, arrangements or understandings and no actual or potential material conflicts of interest between ABN AMRO or its affiliates, on the one hand, and members of the ABN AMRO Managing Board or the ABN AMRO Supervisory Board on the other hand in relation to the Barclays Offer or the Consortium Offer.

As of July 27, 2007, Lord Colin Sharman of Redlynch, a member of the ABN AMRO Supervisory Board, having previously advised the Chairman of the ABN AMRO Supervisory Board that in the circumstances where the ABN AMRO Supervisory Board would have to consider both the Barclays Offer and the Consortium Offer he would consider himself conflicted because of his position as Chairman of Aviva, is no longer participating in the decision process relating to the Offers.

Interests of certain members of the ABN AMRO Managing Board and the ABN AMRO Supervisory Board

Outlined below are relationships, agreements or arrangements that certain members of the ABN AMRO Managing Board and the ABN AMRO Supervisory Board have that provide them with interests in the proposed combination with Barclays, that may be in addition to or different from the interests of ABN AMRO's shareholders generally in the Consortium Offer and/or the proposed combination with Barclays. The members of the ABN AMRO Managing Board and the ABN AMRO Supervisory Board were aware of these relationships, agreements and arrangements during their respective deliberations on the merits of the Consortium Offer and the proposed combination with Barclays.

ABN AMRO Managing Board Members

Under the Merger Protocol with Barclays, the board of directors of the combined group is expected to include Mr. Groenink (a proposed non-executive member of the Group Board of Directors) and Mr. Boumeester (the proposed chief administrative officer of the combined group). As of the completion of the Barclays Offer and combination with Barclays, the combined group will be managed by a group executive committee consisting of eight members. The committee is expected to include Mr. Boumeester, Mr. Overmars, the proposed Chief Executive Officer of continental Europe and Asia of the global retail and commercial banking segment of the combined group, and Mr. Teerlink, the proposed chief operating officer of the global retail and commercial banking segment of the combined group. Mr. Jiskoot is expected to become a Vice Chairman of Barclays Capital with senior responsibility for client relationships.

It is intended that Mr. Boumeester will enter into a service contract with Barclays or one of its affiliates which will be conditional upon the completion of the proposed combination with Barclays and will come into effect on the effective date thereof. The principal terms of the proposed service contract have been approved by the Barclays Remuneration Committee. The service contract will provide for a salary of £600,000 per annum and benefits in kind including the use of a company owned vehicle or cash equivalent and medical insurance. It is intended that he will remain in his current ABN AMRO defined contribution pension arrangement. Mr. Boumeester will be eligible to be considered for a discretionary annual bonus award (including mandatory deferral into ESAS) and for annual participation in long term incentive plan awards under the Barclays PSP. In respect of 2008 it has been agreed he will receive a minimum bonus (including the ESAS element) of 100% of base salary (capped at 250% of annual salary) and he will be recommended for a Barclays PSP award with an aggregate market value on the day of the award of £600,000. The service contract will contain provisions for benefits payable upon termination of employment. Until the end of 2008, in the event of termination, other than on grounds of gross misconduct or his resignation, Mr. Boumeester will retain his entitlement to ABN AMRO SEVP contractual severance terms. These provide for a payment based on Mr. Boumeester's salary prior to becoming a member of the ABN AMRO Managing Board and calculated by reference to age, years of service and a cantonal adjustment factor. It has also been agreed that in those circumstances he would be treated as a "good leaver" for the purpose of any outstanding long term incentive awards under the Barclays PSP or other plans allowing him to retain those awards within the rules of the Barclays PSP or other relevant plan. With effect from January 1, 2009, Mr. Boumeester will be entitled to 12 months' notice of termination of his employment and in the event of termination without notice (other than dismissal for cause of resignation) will be entitled to receive one year's contractual remuneration and pro-rata bonus for the year in which termination occurs, medical benefits and continuation of pension payments. Payment will be, however, subject to a mitigation mechanism in the event alternative employment is found during the notice period.

ABN AMRO Supervisory Board Members

Pursuant to the terms of the Merger Protocol with Barclays, Mr. Martinez, the current Chairman of the ABN AMRO Supervisory Board, will be nominated Chairman, and Mr. Kramer, Ms Maas-de Brouwer, Mr. Ruys, Mr. Olijslager, Mr. Scaroni and Mr. van den Bergh will be nominated members of the board of directors of the combined group. Members of the ABN AMRO Supervisory Board to serve on the board of directors of the combined group are expected to be compensated for their services in accordance with Barclays' fee structure for non-executive directors.

Effect of the Barclays Offer and the merger with Barclays on Indemnification

Pursuant to the terms of the Merger Protocol, Barclays and ABN AMRO have each agreed to indemnify each individual to become a member of a board of a company in its respective group, as of the time the Barclays Offer is declared unconditional, for any damages, costs, liabilities or expenses incurred by such individuals arising out of inaccuracies or material misstatements in the parts of the applicable disclosure documentation for which such individual is or was responsible solely in his capacity as a proposed member of the relevant board with respect to the period prior to such person becoming a director to the same extent as available to members of the applicable board on the date of such documentation.

Shareholdings of the members of the ABN AMRO Managing Board and the ABN AMRO Supervisory Board as at September 14, 2007

Shareholdings of the members of the ABN AMRO Managing Board and the ABN AMRO Supervisory Board as at September 14, 2007 (after payment of the 2007 ABN AMRO interim dividend) are as follows:

ABN AMRO Managing Board	Number of ABN AMRO ordinary shares	Number of options for ABN AMRO ordinary shares
R.W.J. Groenink	88,306	684,789
H.G. Boumeester	86,384	213,372
W.G. Jiskoot	70,673	410,011
J.Ch.L. Kuiper	73,705	410,011
P.S. Overmars	42,183	293,372
R. Teerlink	36,123	312,403
Total	397,374	2,323,958

ABN AMRO Supervisory Board	Number of ABN AMRO ordinary shares
A.C. Martinez	3,000
A.A. Olijslager	3,221
R.F. Van den Bergh	13,112
M.V. Pratini de Moraes	5,384
A. Ruys	2,939
P. Scaroni	18,571
Total	46,227

At the date of this shareholders' circular, no options for ABN AMRO ordinary shares are held by any of the other members of the ABN AMRO Managing Board and the ABN AMRO Supervisory Board.

8.      OTHER RELEVANT INFORMATION

On July 30, 2007 the ABN AMRO Managing Board and the ABN AMRO Supervisory Board have withdrawn their recommendation of the Barclays Offer. Under the Merger Protocol, withdrawal of the recommendation by the ABN AMRO Managing Board and the ABN AMRO Supervisory Board results in a right for Barclays to terminate the Merger Protocol and to receive immediate payment of € 200 million by way of compensation for loss and damages suffered, all as further described in the Barclays Offer Memorandum. In view of the wish of ABN AMRO and Barclays not to terminate the Merger Protocol and in view of the continued support of the ABN AMRO Managing Board and the ABN AMRO Supervisory Board, Barclays has in an amendment to the Merger Protocol dated July 30, 2007 agreed to defer the collection of the above sum until any public announcement is made by Barclays by way of a press release that the Barclays Offer is terminated, in which case ABN AMRO must pay the above sum within 48 hours after Barclays has made such announcement, provided that Barclays shall not have a right to receive payment of this sum: (a) in case the Barclays Offer is declared unconditional; or (b) in case ABN AMRO announces that the ABN AMRO Managing Board and the ABN AMRO Supervisory Board renew the recommendation of the Barclays Offer and, during the currency of that recommendation, Barclays subsequently announces that the Barclays Offer is terminated without the Offer having been declared unconditional. The foregoing is without prejudice to certain other rights of Barclays under the Merger Protocol to receive € 200 million payable by ABN AMRO in case of a termination of the Merger Protocol in certain other circumstances, including breach.

On April 26, 2007, VEB filed a law suit in the Enterprise Chamber of the Appellate Court of Amsterdam seeking an order for an inquiry into ABN AMRO's policy and conduct of affairs relating to the Offers for the period starting January 1, 2006 until the date of the court's ruling, along with a request for an immediate injunction to restrain the completion of the LaSalle sale. This request was, inter alia, based on the allegation that the decision making process within ABN AMRO relating to the Offers had been inadequate and, in particular, that the LaSalle sale was in fact a poison pill. In its May 3, 2007 decision relating to the request for an injunction, the Enterprise Chamber did not accept the claim by VEB on the LaSalle sale being a poison pill. It did, however, award the restraining order considering that approval of the ABN AMRO shareholders for the sale of LaSalle was required. ABN AMRO appealed against this order. On July 13, 2007 the Supreme Court of the Netherlands upheld the appeal by ABN AMRO, Bank of America and Barclays against this decision of the Enterprise Chamber and lifted the restraining order for the completion of the LaSalle sale. The ruling of the Enterprise Chamber in respect of the request to order an enquiry into ABN AMRO's policy and conduct of affairs is pending.

9.      DEFINITIONS

Defined terms used in this shareholders' circular shall have the following meanings:

ABN AMRO or the Company
means ABN AMRO Holding N.V., a public limited liability company, duly incorporated and validly existing under the laws of The Netherlands, having its registered office at Gustav Mahlerlaan 10, 1082 PP Amsterdam, The Netherlands;

ABN AMRO ADS Holder(s)	means the holder(s) of one or more ABN AMRO ADS wherever located;

ABN AMRO ADSs	means American depositary shares, each representing one ABN AMRO ordinary share;

ABN AMRO Bank
means ABN AMRO Bank N.V., a public limited liability company, duly incorporated and validly existing under the laws of The Netherlands, having its registered office at Gustav Mahlerlaan 10, 1082 PP Amsterdam, The Netherlands;

ABN AMRO Boards	means the ABN AMRO Managing Board and the ABN AMRO Supervisory Board

ABN AMRO Managing Board	means the Managing Board (raad van bestuur) of ABN AMRO;

ABN AMRO Shareholders' Meeting
means the extraordinary general meeting of shareholders of ABN AMRO to be held at 10:30 hours, Amsterdam time, at De Doelen in Rotterdam on 20 September 2007 and will be convened by ABN AMRO to discuss the Barclays Offer and the Consortium Offer in accordance with article 9q Bte 1995;

ABN AMRO Supervisory Board	means the supervisory board (raad van commissarissen) of ABN AMRO;

AFM	means the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten);

Bank of America	means Bank of America Corporation, a company incorporated under the laws of the State of Delaware, United States of America;

Barclays
means Barclays PLC, a public limited liability company, duly incorporated and validly existing under the laws of England, having its registered office, at 1 Churchill Place, London E14 5HP, United Kingdom;

Barclays Board	means the board of directors of Barclays;

Barclays ADSs	means the American Depositary Shares of Barclays, each representing four Barclays ordinary shares;

Barclays Offer	the offer made by Barclays on August 6, 2007 as described in paragraph 3 ("Offers");

Barclays Offer Documentation	has the meaning as described in paragraph 3 ("Offers");

Barclays Offer Memorandum
means the offer memorandum dated August 6, 2007 by Barclays for (i) all the issued and outstanding ABN AMRO ordinary shares with a nominal value of € 0.56 (ii) all the issued and outstanding ABN AMRO ADSs, (iii) all the issued and outstanding DR Preference Shares and (iv) all the issued and outstanding Formerly Convertible Preference Finance Shares;

Bte 1995	means the Securities Market Supervision Decree 1995 (Besluit toezicht effectenverkeer 1995), as amended from time to time;

Consortium	means RBS, Fortis and Santander, acting together as a consortium;

Consortium Offer	the offer made by the Consortium on July 21, 2007 as described in paragraph 3 ("Offers");

Consortium Offer Documentation	has the meaning as described in paragraph 3 ("Offers");

Consortium Offer Memorandum
means the offer memorandum and listing particulars made available by RFS Holdings in relation to the public offer by RFS Holdings for all the issued and outstanding ordinary shares nominal value € 0.56 per share in the capital of ABN AMRO and for all the issued and outstanding ABN AMRO ADSs dated July 20, 2007;

Consortium Preference Shares	the offer memorandum made available by RFS

Offer Memorandum	Holdings dated July 20, 2007 in relation to all Formerly Convertible Preference Finance Shares;

DNB	means the Dutch Central Bank (De Nederlandsche Bank N.V.);

DR Preference Shares
means the depositary receipts issued by Stichting Administratiekantoor Preferente Financieringsaandelen ABN AMRO Holding for the 1,369,815,864 convertible preference finance shares in the capital of ABN AMRO;

Formerly Convertible Preference	means the issued and outstanding formerly convertible

Finance Shares	preference finance shares in the capital of ABN AMRO with a nominal value of € 2.24 each;

Fortis
means Fortis N.V., a company incorporated under the laws of The Netherlands, with its registered office at Archimedeslaan 6, 3584 BA Utrecht, The Netherlands and Fortis SA/NV, a company incorporated under the laws of Belgium, with its registered office at Rue Royale 20, 1000 Brussels, Belgium;

Goldman Sachs	means Goldman Sachs International;

LaSalle	means ABN AMRO North America Holding Company (and certain of its subsidiaries, including LaSalle Bank Corporation);

LaSalle Agreement
means the agreement entered into on April 22, 2007 between ABN AMRO Bank and Bank of America Corporation in relation to the sale by ABN AMRO Bank of all of the outstanding shares of LaSalle to Bank of America Corporation;

Lehman Brothers	means Lehman Brothers Europe Limited;

Merger Protocol	means the merger protocol agreed and signed by Barclays and ABN AMRO on April 23, 2007 and as amended by the amendment letter, dated July 23, 2007 and the amendment letter, dated July 30, 2007;

Morgan Stanley	means Morgan Stanley & Co. Limited;

Offers	the Barclays Offer and the Consortium Offer together;

RBS	means the Royal Bank of Scotland Group PLC, a company

incorporated under the laws of Scotland, with its registered office at 36 St Andrew Square, Edinburgh EH2 2YB, United Kingdom;

RFS Holdings
means RFS Holdings B.V., a company incorporated under the laws of The Netherlands (Trade Register number 34273228) whose registered office is at Strawinskylaan 3105, 1077 ZX Amsterdam, The Netherlands;

Rothschild	means NM Rothschild & Sons;

Santander	means Banco Santander, S.A., a company incorporated under the laws of Spain, with its registered office in Santander, Spain at Paseo de Pereda 9-12;

Securities Act	means the U.S. Securities Act of 1933, as amended;

SEC	means the U.S. Securities and Exchange Commission;

UBS	means UBS Limited;

VEB	means Vereniging van Effectenbezitters; and

Wte 1995	means the Securities Market Supervision Act 1995 (Wet toezicht effectenverkeer 1995), as amended from time to time.

The headings used in this shareholders' circular do not affect its interpretation.

The singular shall include the plural and vice versa and references to words importing one gender shall include both genders. All grammatical and other changes required by the use of a definition in singular form shall be deemed to have been made herein and the provisions hereof shall be applied as if such changes have been made.

Where in this shareholders' circular a Dutch term is given in italics or in italics and in brackets after an English term and there is any inconsistency between the Dutch and the English, the meaning of the Dutch term shall prevail.

Cautionary statement regarding forward-looking statements

This shareholders' circular contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this shareholders' circular that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO. Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, without limitation, the consummation of the Barclays Offer or the Consortium Offer; the completion of our proposed disposition of LaSalle; the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; the outcome of ongoing criminal investigations and other regulatory initiatives related to compliance matters in the United States and the nature and severity of any sanctions imposed; and other risks referenced in our filings with the U.S. Securities and Exchange Commission. For more information on these and other factors, please refer to Part I: Item 3.D "Risk Factors" in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the U.S. Securities and Exchange Commission. The forward-looking statements contained in this shareholders' circular are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this shareholders' circular.

Additional information for U.S. investors

Barclays has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which contains a prospectus, and a tender offer statement on Schedule TO.  RBS has filed with the SEC a registration statement on Form F-4, which contains a prospectus, and RFS Holdings B.V., Fortis N.V., Fortis SA/NV, Fortis Nederland (Holding) N.V., RBS, Banco Santander Central Hispano, S.A.. and Santander Holanda B.V. have filed with the SEC a tender offer statement on Schedule TO.  ABN AMRO has filed with the SEC  solicitation/recommendation statements on Schedule 14D-9 in respect of the offers by Barclays and the Consortium.

INVESTORS ARE URGED TO READ THESE DOCUMENTS, AND ANY OTHER DOCUMENTS REGARDING THE POTENTIAL TRANSACTIONS IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Investors may obtain a copy of such filings free of charge at the SEC’s website (http://www.sec.gov).  Copies of the prospectus contained in the Barclays Form F-4 may also be obtained, free of charge, from Barclays and copies of the prospectus contained in the RBS Form F-4 may also be obtained, free of charge, from RBS.

The publication and distribution of this shareholders' circular and any separate documentation regarding the Offers may, in some jurisdictions, be restricted by law. This shareholders' circular is not being published, directly or indirectly, in or into any jurisdiction in which the making of the Offers and/or the publication of this shareholders' circular would not be in compliance with the laws of that jurisdiction. Persons who come into possession of this shareholders' circular should inform themselves of and observe any of these restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction.